Exhibit 2.3
STOCK PURCHASE AGREEMENT
BY AND AMONG
WILLIS HRH, INC.,
BLISS AND GLENNON, INC.,
LOTS INTERMEDIATE CO.,
WILLIS NORTH AMERICA INC.
(FOR LIMITED PURPOSES ONLY)
AND
FORTEGRA FINANCIAL CORPORATION
(FOR LIMITED PURPOSES ONLY)
April 15, 2009

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13.11. Specific Performance	51
13.12. Definitions	51

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STOCK PURCHASE AGREEMENT
          THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of April 15, 2009, is entered into by and among (i) Willis HRH, Inc., a Virginia corporation (the “Seller”), (ii) Bliss and Glennon, Inc., a California corporation (the “Company”), (iii) LOTS Intermediate Co., a Delaware corporation (the “Buyer”), (iv) solely for purposes of Section 6.1, Section 6.2, Section 11.1(b), Section 11.8(e), Article XII and Article XIII, Willis North America Inc., a Delaware corporation (“Willis”), on behalf of itself and each of its direct and indirect Subsidiaries other than the Company (each individually (excluding the Company), a “Willis Entity” and collectively, the “Willis Entities”), and (v) solely for purposes of Section 11.2, Section 11.8(e), Article XII and Article XIII, Fortegra Financial Corporation, a Georgia corporation (“Fortegra”). The Seller, the Company, the Buyer and solely as referenced in Section 6.1, Section 6.2, Section 11.1(b). Section 11.8(e), Article XII and Article XIII, Willis, and solely as referenced in Section 11.2, Section 11.8(e), Article XII and Article XIII, Fortegra are herein referred to individually as a “Party” and collectively, the “Parties.”
W I T N E S S E T H :
          WHEREAS, the Company is engaged in the business of transaction-based wholesale insurance brokerage and surplus lines general insurance agency with binding authority;
          WHEREAS, the Seller owns all of the issued and outstanding shares of capital stock of the Company (the “Shares”);
          WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, all of the Shares upon the terms and subject to the conditions set forth herein; and
          WHEREAS, Willis is an indirect parent company of the Seller and will benefit from the transactions contemplated by this Agreement.
          NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties and Willis agree as follows:
ARTICLE I
PURCHASE AND SALE OF THE SHARES; PURCHASE PRICE;
PURCHASE PRICE ADJUSTMENTS; EARN OUT PAYMENT
     1.1. Purchase and Sale. Subject to the terms and conditions of this Agreement, on the Closing Date, the Seller shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase, acquire and accept from the Seller, free and clear of all Liens (other than restrictions on transfers pursuant to applicable securities laws), all of the Shares.
     1.2. Purchase Price.

          (a) On the Closing Date, in consideration of the sale and transfer of the Shares, the Buyer shall (i) pay to the Seller an amount in cash (the “Cash Consideration”) equal to Forty Million Five Hundred Thousand Dollars ($40,500,000) and (ii) assume the obligations under the Intercompany Note (collectively, the “Purchase Price”). The Cash Consideration shall be subject to adjustment after the Closing as contemplated in Section 1.3 herein.
          (b) The Cash Consideration shall be paid as follows:
               (i) Thirty Eight Million Dollars ($38,000,000) in immediately available funds shall be paid to the Seller in accordance with the wire instructions delivered by the Seller to the Buyer at least two (2) Business Days prior to Closing (the “Wiring Instructions”); and
               (ii) Two Million Five Hundred Thousand Dollars ($2,500,000) in immediately available funds shall be deposited in an escrow account established pursuant to the terms and conditions of the Escrow Agreement (as defined herein).
     1.3. Net Working Capital Adjustment.
          (a) The Parties agree that the Working Capital as of the Closing Date (the “Closing Working Capital”), as calculated in accordance with and set forth on the statement of Working Capital, the form of which is attached hereto as Exhibit A (the “Form of Working Capital Statement”), shall be $2,000,000. “Working Capital” shall be an amount that is determined pursuant to the Form of Working Capital Statement.
          (b) For purposes of this Agreement, Working Capital, Estimated Working Capital and Closing Working Capital shall be calculated using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used by the Company in the ordinary course of business prior to Closing, which are described on the Form of Working Capital Statement; provided, however, Working Capital shall not be calculated to include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby other than as expressly set forth on the Form of Working Capital Statement.
          (c) Not earlier than five (5) Business Days and not later than three (3) Business Days prior to the Closing, the Seller shall cause to be prepared and delivered to the Buyer a reasonable and good faith estimate of the Closing Working Capital (the “Estimated Working Capitil”). The Estimated Working Capital shall be in the same form as the Form of Working Capital Statement.
          (d) Not more than one hundred twenty (120) days after the Closing, the Buyer shall cause the Company to prepare and deliver to the Seller calculations of the Closing Working Capital (the “Buyer Calculation”), together with such schedules and data with respect to the determination of the Closing Working Capital as may be appropriate to support such Buyer Calculation. The Closing Working Capital shall be in the same form as the Form of Working Capital Statement.

          (e) Within twenty (20) days after delivery to the Seller of the Buyer Calculation by the Company pursuant to Section 1.3(d), the Seller may deliver to the Company a written notice (the “Seller Calculation”) either (i) advising the Buyer and the Company that the Seller agrees with and accepts the Buyer Calculation or (ii) setting forth a detailed explanation of those items in the Buyer Calculation that the Seller disputes and a statement, with reasonable detail as to the disputed matters, of what the Seller believes is the correct calculation of Closing Working Capital. All matters, components, calculations and assumptions in the Buyer Calculation that the Seller does not specifically dispute shall not be subject to further review, challenge or adjustment by the Seller. The Seller and the accountants engaged by the Seller shall be entitled to review the working papers, trial balances and similar materials relating to the Company’s preparation of the Closing Working Capital as of the Closing Date, if any, for purposes of reviewing the Buyer Calculation. The Company shall also provide the Seller and its accountants and Representatives with timely and reasonable access, during normal business hours, to the properties and the Business Books and Records, to the extent necessary for the Seller’s review of the Buyer Calculation. If the Company shall concur with the Seller Calculation, or if the Company shall not object to the Seller Calculation in a writing (the “Buyer Dispute Notice”) delivered to the Seller within fifteen (15) days after delivery of the Seller Calculation, the calculation of the Closing Working Capital set forth in the Seller Calculation shall become final and binding on the Parties and shall not be subject to further review, challenge or adjustment. If the Seller does not submit a Seller Calculation within the twenty (20) day period provided herein, then the Buyer Calculation shall become final and binding on the Parties and shall not be subject to further review, challenge or adjustment.
          (f) In the event that the Seller and the Company are unable to resolve any disputes regarding the Closing Working Capital as set forth in the Buyer Dispute Notice within twenty (20) days after the Company’s delivery of the Buyer Dispute Notice, then such disputes shall be referred to PricewaterhouseCoopers LLP, or, if PricewaterhouseCoopers LLP shall be unavailable or unable to do so, such other independent firm of nationally recognized financial experts selected by mutual written agreement of the Seller and the Company (the “Settlement Arbitrator”), and the determination of the Settlement Arbitrator shall be final and binding upon the Parties and shall not be subject to further review, challenge or adjustment. The Settlement Arbitrator shall use the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as set forth on Exhibit A in making its determination. The Seller and the Company shall use commercially reasonable efforts to cause the Settlement Arbitrator to reach a determination, solely with respect to the matters specifically raised in the Buyer Dispute Notice, not more than thirty (30) days after such referral. Nothing herein shall be construed to authorize or permit the Settlement Arbitrator to resolve or otherwise review any items which are not specifically raised in the Buyer Dispute Notice. Each party shall initially bear its own fees and expenses, and the fees and expenses of the Settlement Arbitrator shall be shared equally by the Company and Seller and advanced by them from time to time as required; provided, that at the conclusion of the determination of the Settlement Arbitrator with respect to the matters raised in the Buyer Dispute Notice, the fees, costs and expenses of the prevailing party (as determined by the Settlement Arbitrator), including the fees and expenses of the Settlement Arbitrator previously advanced by the prevailing party and the fees and expenses of the prevailing party’s attorneys, accountants and other experts, shall be paid (or reimbursed) by the non-prevailing party. Except as otherwise expressly provided herein, each of the Company and the Seller shall pay their own costs and expenses incurred in connection with this Section 1.3(f).
          (g) The “Working Capital Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Closing Working Capital, as finally determined in accordance with this Section 1.3, minus (ii) $2,000,000.
          (h) If the Working Capital Adjustment Amount is positive, then the Buyer shall deliver or cause the Company to deliver, by wire transfer of immediately available funds to an account designated in writing by the Seller, an amount equal to the Working Capital Adjustment Amount. If the Working Capital Adjustment Amount is a negative number, then the Seller shall deliver, by wire transfer of immediately available funds to an account designated in writing by the Buyer, an amount equal to the absolute value of the Working Capital Adjustment Amount. Any payments made by any Party pursuant to this Section 1.3(h) shall be made by wire transfer of immediately available funds within five (5) Business Days after the first date on which the Closing Working Capital, or any dispute with respect thereto, shall no longer be subject to further review, challenge or adjustment. If the Working Capital Adjustment Amount is not paid within such five (5) Business Day period, the Party entitled to the Working Capital Adjustment Amount shall be entitled to seek and shall receive, in addition to the Working Capital Adjustment Amount, interest on such portion not paid until paid and the Party’s cost and expenses of collection (including reasonable attorneys’ fees and expenses). For purpose of this Section 1.3(h), interest shall be determined at the rate of interest published as the “Prime Rate” in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Closing Date plus three percent (3%) and all computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.
          (i) The payment of the Working Capital Adjustment Amount shall be treated as an adjustment to the Purchase Price for financial reporting and Tax purposes.
          (j) The final determination of the Purchase Price under this Section 1.3 shall not impair any other rights of a Party under this Agreement including, without limitation, any rights to indemnification.
     1.4. Earnout Payment.
          (a) If and to the extent earned in accordance with this Section 1.4, the Buyer shall cause the Company to make the following additional payment (the “Earnout Payment”) to the Seller:
               (i) If the Net Revenue of the Company for the period commencing as of January 1, 2009 and ending as of December 31, 2009 (the “Measurement Period”) is less than $24,435,000, no Earnout Payment will be due;
               (ii) If the Net Revenue of the Company for the Measurement Period is equal to or greater than $25,275,000, an Earnout Payment of $4,500,000 will be due; or

               (iii) If the Net Revenue of the Company for the Measurement Period is greater than $24,435,000 but less than $25,275,000, an Earnout Payment will be due equal to $4,500,000, multiplied by a fraction of which (x) the numerator is the Net Revenue of the Company for the Measurement Period minus $24,435,000 and (y) the denominator is $840,000 (i.e., $25,275,000 minus $24,435,000);
provided that in no instance will the Earnout Payment exceed $4,500,000.
          (b) As used herein, “Net Revenue” means the total commission-based or fee-based revenue of the Company (including any policy fees and processing fees), net of any commissions or fees owed or paid to retail insurance producers, retail insurance brokers or retail insurance agents, minus any revenue of the Company generated by any Willis Entity in excess of $2,700,000. The Net Revenue shall be determined in accordance with the Company’s historical revenue recognition policies and the methodologies used in preparing the Company’s statement of income for the fiscal year ending December 31, 2008 (the “2008 Statement”), which is attached hereto as Exhibit B. For purposes of clarity, the Parties agree that Net Revenue shall consist solely of the following: (x) the items of revenue that are included in the line items “Net Commissions and Fees” and “Contingent Commissions” in the 2008 Statement, minus (y) any revenue of the Company generated by any Willis Entity in excess of $2,700,000.
          (c) The determination of what, if any, amounts are due under this Section 1.4 shall be made in good faith by the Company, and written notice thereof (the “Earnout Payment Notice”) shall be given to the Seller not later than thirty (30) days after completion of the audit of the Company’s financial statements for fiscal year 2009, which Earnout Payment Notice shall contain reasonable detail as to the Company’s calculation of its Net Revenue for the Measurement Period and the Earnout Payment. The Seller and the accountants engaged by the Seller shall be entitled to review the working papers, trial balances and similar materials relating to the Company’s preparation of such Net Revenue and the Earnout Payment calculation.
          (d) If the Seller delivers written notice (the “Disputed Earnout Payment Notice”) to the Company within thirty (30) days after the date of the Earnout Payment Notice, stating that the Seller objects to the amount of the Net Revenue during the Measurement Period and the Earnout Payment, specifying the basis for such objection in reasonable detail (including the specific items in dispute), and setting forth the Seller’s proposed amount of the Net Revenue during the Measurement Period and the Earnout Payment (including the proposed amounts of the disputed items), the Seller and the Company will attempt to resolve and finally determine and agree upon the Net Revenue during the Measurement Period and the Earnout Payment as promptly as practicable.
          (e) In the event that the Seller and the Company are unable to resolve any disputes regarding the Net Revenue during the Measurement Period and the Earnout Payment set forth in the Disputed Earnout Payment Notice within thirty (30) days after delivery of the Disputed Earnout Payment Notice, then such disputes will be referred to PricewaterhouseCoopers LLP, or, if PricewaterhouseCoopers LLP shall be unavailable or unable to do so, such other independent firm of nationally recognized financial experts selected by mutual written agreement of the Seller and the Company within thirty (30) days after PricewaterhouseCoopers LLP states to either Party that it is unavailable or unable to resolve such dispute (the “Earnout Settlement Arbitrator”), and the determination of the Earnout Settlement Arbitrator with respect to the items in the Disputed Earnout Payment Notice shall be final and binding upon the Parties and shall not be subject to further review, challenge or adjustment. The Seller and the Company shall use commercially reasonable efforts to cause the Earnout Settlement Arbitrator to reach a determination, solely with respect to the matters specifically raised in the Disputed Earnout Payment Notice, not more than thirty (30) days after such referral. Nothing herein shall be construed to authorize or permit the Earnout Settlement Arbitrator to resolve or otherwise review any items which are not specifically raised in the Disputed Earnout Payment Notice. Each party shall initially bear its own fees and expenses, and the fees and expenses of the Earnout Settlement Arbitrator shall be shared equally by the Company and Seller and advanced by them from time to time as required; provided, that at the conclusion of the determination of the Earnout Settlement Arbitrator with respect to the matters raised in the Disputed Earnout Payment Notice, the fees, costs and expenses of the prevailing party (as determined by the Earnout Settlement Arbitrator), including the fees and expenses of the Earnout Settlement Arbitrator previously advanced by the prevailing party and the fees and expenses of the prevailing party’s attorneys, accountants and other experts, shall be paid (or reimbursed) by the non-prevailing party. Except as otherwise expressly provided herein, each of the Company and the Seller shall pay their own costs and expenses incurred in connection with this Section 1.4(e).
          (f) If the Seller does not deliver the Disputed Earnout Payment Notice to the Company within thirty (30) days after the date of the Earnout Payment Notice, the Net Revenue during the Measurement Period and the Earnout Payment specified in the Earnout Payment Notice will be conclusively presumed to be true and correct in all respects and will be final and binding upon the Parties.
          (g) At such time as the Earnout Payment is determined to be final and binding on the Parties in accordance with this Section 1.4, the Company shall pay the Seller such final and binding Earnout Payment by wire transfer of immediately available funds to an account designated in writing by the Seller, subject to a properly raised dispute in accordance with this Section 1.4, any amounts due hereunder shall be paid thirty (30) days after delivery of the Earnout Payment Notice, or if there is a dispute with respect to the amount due, within ten (10) days after resolution of such dispute in accordance with this Section 1.4. If the amount of the Earnout Payment is not paid within the later of such thirty (30) day or ten (10) day period, as the case may be (the “Earnout Due Date”), the Seller shall be entitled to seek and shall receive, in addition to the Earnout Payment, interest on such portion not paid until paid and its cost and expenses of collection (including reasonable attorneys’ fees and expenses) of such amounts required to be paid. For purpose of this Section 1.4(g), interest shall be determined at the rate of interest published as the “Prime Rate” in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Earnout Due Date plus three percent (3%) and all computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.
          (h) The Parties agree and acknowledge that nothing contained herein or in any other Transaction Document requires the business of the Company to be conducted in any particular manner after the Closing. The business of the Company after the Closing shall be conducted at the sole and absolute discretion of the Company and the Buyer.
          (i) Notwithstanding anything contained herein to the contrary, but subject to the last sentence of Section 11.6 pertaining to the Escrow Amount, the Company shall have the right to setoff against the Earnout Payment (if any) any Losses to any Buyer Indemnified Party by the Seller pursuant to Article XI, but only to the extent that such Losses have been finally determined to be owing to the Company or Buyer in accordance with Article XII pursuant to a nonappealable adjudication or written agreement among the Parties.
          (j) Any Earnout Payment made under this Section 1.4 shall be treated as an adjustment to the Purchase Price for financial reporting and Tax purposes.
     1.5. Assumption of Intercompany Note. Without limiting the generality of any other provision of this Agreement, on the Closing Date, the Buyer shall specifically assume, satisfy, pay, perform or otherwise discharge as the same shall become due in accordance with its terms, all liabilities arising under the Intercompany Note, and the Seller shall have no obligation or liability with respect to the Intercompany Note.
ARTICLE II
THE CLOSING
     2.1. Closing; Closing Date. The Closing shall take place on April 15, 2009, at the offices of Pepper Hamilton LLP, The New York Times Building, 620 Eighth Avenue, 37th Floor, New York, NY 10018, (the “Closing Date”). The Closing shall be effective as of 11:59 p.m. local time on the Closing Date. Time is of the essence as to the Closing Date.
     2.2. Closing Deliveries. At or prior to the Closing:
          (a) The Seller will deliver (or cause to be delivered) to the Buyer:
               (i) certificates evidencing the Shares, properly endorsed by the Seller to the Buyer, accompanied by such documentation as may be reasonably necessary to transfer record ownership of the Shares into the name of the Buyer on the books and records of the Company;
               (ii) resignations of all non-employee officers and directors of the Company;
               (iii) the Company’s minute books;
               (iv) a transition services agreement duly executed by the Seller in the form attached hereto as Exhibit C (the “Transition Services Agreement”);
               (v) a FIRPTA Certificate duly executed by the Seller in the form attached hereto as Exhibit D;

               (vi) executed Consents from the parties listed on Schedule 2.2(a)(vi) attached hereto (the “Required Consents”); and
               (vii) to the extent applicable, each of the items described in Article IX.
          (b) The Buyer will:
               (i) pay the Cash Consideration (other than the escrow amount) by wire transfer of immediately available funds, as described in Sections 1.2 and 1.3;
               (ii) pay the $2,500,000 to the escrow account established pursuant to the terms and conditions of the Escrow Agreement;
               (iii) assume the Intercompany Note, as described in Section 1.5;
               (iv) deliver to the Seller the Transition Services Agreement duly executed by the Buyer;
               (v) deliver to the Seller a good standing certificate regarding the Buyer, certified by the Secretary of State of the Buyer’s state of organization dated within fifteen (15) days prior to Closing; and
               (vi) to the extent applicable, deliver each of the items described in Article VIII.
ARTICLE III
TAX MATTERS
     3.1. Tax Periods Ending on or Before the Closing Date. The Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for all periods ending on or prior to the Closing Date (and, to the extent such Tax Returns are required to actually be filed by the Company after the Closing Date, the Company shall file all such Tax Returns in the form so prepared by the Seller after delivery of such Tax Returns to the Company by the Seller), and the Seller shall pay or cause to be paid all Taxes with respect thereto. Such Tax Returns shall be prepared in a manner consistent with past practices of the Company. In accordance with Treas. Reg. § 1.1502 — 76 (b)(1)(ii), the taxable year of the Company will close for federal income Tax purposes at the end of the day on the Closing Date. No election under Treas. Reg. § 1.1502 — 76 (b)(2)(ii) (relating to ratable allocation elections) shall be made.
     3.2. Tax Periods Beginning on or Before and Ending After the Closing Date. The Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for all periods which begin on or before, and end after, the Closing Date and shall pay or cause to be paid all Taxes with respect thereto. Such Tax Returns shall be prepared in a manner consistent with past practices of the Company except to the extent required by Applicable Law. The Buyer shall submit each such Tax Return to the Seller no later than twenty (20) days prior to the date for the filing thereof for Seller’s review and written approval, which shall not be unreasonably withheld, delayed or conditioned. To the extent and in the manner provided in Article XI, the Seller shall indemnify the Buyer with respect to the Taxes paid with respect to such Tax Returns in an amount equal to the portion of such Taxes which relates to the portion of the taxable period ending on the Closing Date (as determined pursuant to Section 3.3 below).
     3.3. Allocation. In the case of any Taxes that are payable for a period that includes, but does not end on, the Closing Date, the portion of such Tax that relates to the portion of such period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts or expenses (e.g., payroll Taxes), be deemed to be the amount of such Tax for the entire period multiplied by a fraction (A) the numerator of which is the number of days in the period ending at the end of day on the Closing Date and (B) the denominator of which is the number of days in the entire period, and (ii) in the case of any Tax based upon or related to income or receipts or expenses (e.g., payroll Taxes), be deemed equal to the amount which would be payable if the relevant period ended at the end of the day on the Closing Date (i.e., a “closing of the books”). All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practices of the Company. For avoidance of doubt, the Texas franchise tax for the 2010 privilege period shall be apportioned based on a closing of the books as of the Closing Date.
     3.4. Cooperation. The Buyer and the Seller shall, and shall each cause its Affiliates to, provide to the other such cooperation and information (including relevant Tax Returns, documents and records), as and to the extent reasonably requested, in connection with the filing of any Tax Return or conducting any audit, litigation or other proceeding with respect to Taxes. Notwithstanding the preceding sentence, the obligation of Seller and its Affiliates to provide information and cooperation to Buyer and its Affiliates (including the Company after the Closing) in connection with any audit, investigation or proceeding relating to Taxes of Seller or its Affiliates shall be limited to promptly (a) advising Buyer in writing of all material developments related thereto, (b) answering all reasonable questions related thereto, (c) providing Buyer with copies of documents (redacted as necessary) related thereto, and (d) consulting with Buyer prior to resolving any issue in connection with such audit, investigation or proceeding, in the case of each of (a), (b), (c) and (d) only to the extent that a determination of such audit, investigation or proceeding could reasonably be expected to affect the Company with respect to taxable periods or portions thereof beginning after the Closing Date.
     3.5. Amended Returns; Extraordinary Transactions. The Buyer shall not, and shall not permit or cause the Company or any of their respective Affiliates to, file or cause to be filed any amended Tax Returns of the Company with respect to periods or portions thereof ending on or before the Closing Date without the Seller’s written approval, which shall not be unreasonably withheld, delayed or conditioned; provided, however, that the Buyer and its Affiliates shall, upon request of the Seller and at the Seller’s expense, file or cause to be filed any amended state Tax Returns of the Company with respect to periods ending on or before the Closing Date (including franchise Tax Returns based on results of periods ending on or before the Closing Date), to include amendments which are required to conform with results of any federal audit of the Seller or its Affiliates (“Conforming Amended Returns”) and, provided, further, that such Conforming Amended Returns shall be prepared by the Seller and its Affiliates and delivered to the Buyer and its Affiliates for filing in the form so prepared by Seller. The Buyer shall not, and shall not permit or cause the Company or any of their respective Affiliates to, make any extraordinary transaction or event on the Closing Date that would (i) result in any increased

Taxes for which the Seller or any of its Affiliates is responsible, including pursuant to this Article III or through indemnification pursuant to Article XI, (ii) reduce the Closing Working Capital, or (iii) reduce any refund or credit of Taxes to which the Seller is entitled pursuant to Section 3.7, below. The Buyer shall not, and shall not permit or cause the Company or any of their respective Affiliates to, make any election under Section 338 of the Code with respect to the Company.
     3.6. Transfer Taxes. All Transfer Taxes owing out of or in connection with the transactions effected pursuant to this Agreement shall be paid one-half by the Seller and one-half by the Buyer, and the Seller shall file all documentation and Tax Returns with respect thereto; provided that the Seller shall pay any New York stock Transfer Tax in full and shall be entitled to any refund thereof.
     3.7. Tax Refunds.
          (a) All items of loss, deduction and credit attributable to a taxable period or portion thereof ending on or before the Closing Date (a “Pre-Closing Period”) (for the avoidance of doubt, which Pre-Closing Period items shall include losses, deductions and credits related to Transaction Fees and any sale, change of control and transaction bonuses and similar payments and other compensatory payments paid or properly accrued as of the Closing Date) shall to the extent permitted by Applicable Law be used to offset items of income and gain (to the extent they exist) attributable to a taxable period or portion thereof ending on or before the Closing Date, i.e., shall offset income and gain in the Pre-Closing Period to which they are attributable and thereafter shall be carried back to the extent permitted by Applicable Law.
          (b) All refunds and credits against payment of Taxes with respect to any taxable period or portion thereof ending on or before the Closing Date are for the benefit of the Seller. At the Seller’s request and expense, the Buyer shall file or cause to be filed any Tax Return or other document or Claim (including, notwithstanding Section 3.5, above, an amended Tax Return) necessary to obtain a refund or credit against payment of such Taxes. The Buyer shall pay to the Seller all refunds and amounts of credit against such Taxes (and any interest with respect thereto) within ten (10) days after receipt or crediting of such.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLER AND THE
COMPANY
          Except as otherwise disclosed to the Buyer in a letter (the “Company Disclosure Letter”) delivered to it on behalf of the Seller and the Company prior to the execution of this Agreement, the Seller and the Company hereby represent and warrant to the Buyer that each of the statements contained in this Article IV is true and correct on the date hereof (except to the extent that such representations and warranties speak as of another date, in which case, as of such date):
     4.1. Organization; Copies of Organizational Documents.
          (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company has all requisite corporate power and authority to own its assets, to lease all of its other properties and to carry on its business as it is now being conducted. The Company is qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
          (b) The Company is duly licensed to transact business in each jurisdiction listed in Section 4.1(b) of the Company Disclosure Letter, which represent the material jurisdictions necessary for the Company to conduct its business.
          (c) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Seller.
          (d) True and correct copies of the articles of incorporation and bylaws of the Company, as amended to date, as well as the minute books of the Company containing all material proceedings, consents, actions and meetings of the stockholders and the board of directors of the Company, have been made available to the Buyer.
     4.2. Authorization and Validity.
          (a) Each of the Company and the Seller, and each other Willis Entity that is a signatory hereto, has all requisite corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to be executed and delivered by each of them and to consummate the transactions contemplated hereby and thereby.
          (b) All corporate acts and other proceedings required to be taken by the Company, the Seller, and each other Willis Entity that is a signatory hereto (including board and stockholder approval) to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement and all other Transaction Documents when executed and delivered by the Company, the Seller, and each other Willis Entity that is a signatory hereto or thereto (and assuming due authorization, execution and delivery thereof by the Buyer), will constitute the legal, valid and binding obligations of each of them, enforceable against each of them in accordance with their terms, except as enforceability may be limited by or subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).
     4.3. Title to Equity; Capitalization.
          (a) Upon delivery by the Seller of the certificates or other documents evidencing or representing the Shares owned and held by the Seller, the Buyer will acquire good and valid title to such Shares, free and clear of any Lien (other than restrictions on transfers under applicable securities laws).
          (b) The Company does not own or have the right to acquire, either directly or indirectly, any equity or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity. The authorized capital stock of the Company consists of 50,000 shares of Common Stock. The Shares consist of 1,000 shares of Common Stock and constitute all of the Company’s outstanding capital stock. The Shares are owned beneficially and of record by the Seller and are validly issued, fully paid and nonassessable. The offer, issuance and sale of the Shares were made in compliance with all applicable federal and state securities laws and all applicable preemptive and similar rights. Except as set forth in Section 4.3(b) of the Company Disclosure Letter, (i) there are no outstanding options, warrants, rights, calls, commitments, convertible or exchangeable securities or other rights that could obligate the Company to issue shares of its capital stock or other securities, (ii) there are no outstanding obligations or commitments to purchase, redeem or otherwise acquire or retire any shares of capital stock or any other securities in the Company, and (iii) no Person has any right of first refusal, right of first offer, preemptive right, subscription right or similar right with respect to any shares of capital stock or any other securities of the Company.
          (c) Except as set forth in Section 4.3(c) of the Company Disclosure Letter, there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.
          (d) There are no agreements, written or oral, relating to the securities of the Company including, without limitation, the acquisition, disposition, repurchase, voting or registration thereof.
          (e) The Seller has not granted any option or right, and is not a party to or bound by any agreement that requires or, upon the passage of time, the payment of money or occurrence of any other event, would require the Seller to transfer any of the Shares to anyone other than the Buyer.
     4.4. No Defaults; Absence of Conflicts.
Except as specified in Section 4.4 of the Company Disclosure Letter, no Consent is required by or on behalf of the Company or the Seller for or in connection with its execution, delivery and performance of this Agreement or any of the other Transaction Documents. The execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by the Company and the Seller will not (a) violate any provision of, or result in the breach of, or constitute a default under, or conflict with, (i) any terms or provisions of the Organizational Documents of the Company or the Seller or (ii) assuming that the Consents referred to in Section 4.4(a) of the Company Disclosure Letter are obtained, violate any Applicable Law or any Order; (b) assuming that the Consents referred to in Section 4.4(b) of the Company Disclosure Letter are obtained, constitute a violation of, or an event that with or without notice, passage of time or both would constitute a material default under, termination of or a conflict with, or cause the acceleration of any obligation or loss of any rights under, any term or provision of any Material Contract; or (c) create or result in any Lien upon any of the material assets of the Company.
     4.5. Financial Statements.
          (a) The Company has made available to the Buyer (i) the unaudited balance sheet of the Company as of December 31, 2006, December 31, 2007 and December 31, 2008, and the related unaudited statements of income for the fiscal years then ended (the December 31, 2008 balance sheet is sometimes referred to herein as the “Balance Sheet” and the date thereof is sometimes referred to as the “Balance Sheet Date”) and related unaudited statements of income for the calendar years then ended; and (ii) the unaudited balance sheet of the Company as of January 31, 2009, February 28, 2009 and March 31, 2009, and the related unaudited statements of income for the periods then ended.
          (b) As used herein, “Financial Statements” means the financial statements referenced in clause (a) above. The Financial Statements and the notes thereto, if any, (i) are true, correct and complete and fairly present in all material respects the financial position of the Company and its results of operations as of their respective dates, and (ii) have been prepared from the books and records of the Company in conformity with GAAP consistently applied during the periods covered thereby, except, in the case of the unaudited Financial Statements as of the Balance Sheet Date, for the omission of footnotes, the adjustments described in Section 4.5(b) of the Company Disclosure Letter, and, in the case of the Financial Statements for the periods January 31, 2009, February 28, 2009 and March 31, 2009, normal year-end adjustments which are not, individually or in the aggregate, material. Except as set forth in Section 4.5(b) of the Company Disclosure Letter, none of the Financial Statements contains any material, non-recurring items, except as expressly set forth therein.
          (c) The Company maintains accurate books and records reflecting its assets and liabilities and maintains adequate internal control in light of the Company’s size, operations and industry over financial reporting that provides reasonable assurance that (i) transactions are executed with the authorization of Company’s management, (ii) transactions are recorded as reasonably necessary to permit preparation of the Financial Statements and to maintain accountability for the Company’s consolidated assets in all material respects, (iii) the reporting of material assets of the Company is compared with existing material assets at regular intervals, and (iv) accounts, notes and other receivables were recorded accurately and properly in all material respects and adequate procedures in light of the Company’s size, operations and industry are implemented to effect the collection thereof on a current and timely basis.
          (d) All amounts held by the Company in trust accounts or otherwise in a fiduciary capacity are (i) sufficient to fully fund all obligations of the Company for which premium payments or deposits have been received by the Company and not remitted to the insurance carrier on or prior to the Closing Date and (ii) readily available cash held in bank accounts that are solely in the Company’s name and solely owned and controlled by the Company. Section 4.5(d) of the Company Disclosure Letter identifies each account where funds held by the Company in trust accounts or otherwise in a fiduciary capacity are located, and the amount of funds contained in each such account as of February 28, 2009. The amount of unrestricted cash contained in Closing Working Capital will be sufficient to operate the

Company’s business immediately after Closing in the ordinary course of business. The Intercompany Note is in the form of Exhibit H attached hereto, and as of the date hereof, the outstanding principal amount under the Intercompany Note is $369,647.
     4.6. Absence of Changes or Events.
          (a) Since the Balance Sheet Date, the Company has conducted its business in the ordinary course of business (including, without limitation, the collection of receivables, the payment of payables and the making of capital expenditures) and there has not occurred any event or condition which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth in Section 4.6(a) of the Company Disclosure Letter, the Company has used commercially reasonable efforts to preserve its business and business organization intact, to retain its Permits, and to preserve the existing Contracts and goodwill of its insureds, suppliers, vendors, service providers, insurance carriers, retail brokers, agents, personnel and others having business relations with it.
          (b) Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth in Section 4.6(b) of the Company Disclosure Letter, the Company has not:
               (i) amended any of its Organizational Documents;
               (ii) changed the compensation of any of its directors, officers, Business Employees, managers, agents, representatives or consultants, or paid or agreed to pay any bonus or similar payment (other than bonus payments or other amounts to which the Company is committed and which are expressly disclosed in this Agreement);
               (iii) incurred any Indebtedness, made any loans or advances, issued any debt securities or assumed, guaranteed or otherwise became responsible for the obligations of any Person, or subjected any of its properties or assets to any Lien (other than a Permitted Lien), except for the routine advancement of expenses to any employee of the Company in the ordinary course of business;
               (iv) entered into, materially amended or terminated (except to the extent expired pursuant to its terms since the Balance Sheet Date) any Material Contract;
               (v) acquired, disposed, sold, leased or licensed any assets or properties, or made any commitment to do so, except in the ordinary course of business;
               (vi) adopted or changed any method of accounting (including any method of Tax accounting);
               (vii) changed its method of management, reporting or operations, in each case, in any material respect;

               (viii) promoted, demoted, changed the job title of, or otherwise altered in any material respect the responsibilities or duties of, any management employee or officer of the Company;
               (ix) made or caused to be made any dividend, distribution, redemption, repurchase, recapitalization, reclassification, issuance, split, combination or other transaction involving the capital stock or other equity securities of the Company, or any option, warrant or right to acquire any such capital stock or equity securities;
               (x) filed or made any change to any material Tax election or any Tax Return, except as required by Applicable Law;
               (xi) changed its commission payable to retail brokers, other than in the ordinary course of business;
               (xii) acquired any business or Person, whether by merger or consolidation, purchase of assets or equity securities or any other manner;
               (xiii) canceled or waived any rights of substantial value, or paid, discharged or settled any claim of substantial value in an amount in excess of $25,000;
               (xiv) failed to make any capital expenditures consistent with the existing budget of the Company or committed to make any capital expenditures after the Closing Date, in each case, in an amount in excess of $25,000;
               (xv) took any other action which had or would reasonably be expected to have a Material Adverse Effect on the Company; or
               (xvi) committed to do any of the foregoing referred to in clauses (i) — (xv).
     4.7. Accounts Receivable. The accounts receivable reflected in the Closing Working Capital are valid and enforceable, subject to no set off or counterclaim, determined in accordance with GAAP, arose out of bona fide transactions in the ordinary course of business and fully collectible, except (i) to the extent a policy is cancelled (or cancellable) for non-payment, (ii) to the extent reserved against in the Company’s allowance for doubtful accounts in the ordinary course of business and reflected in the determination of Estimated Working Capital or (iii) to the extent set forth in Section 4.7 of the Company Disclosure Letter (and which shall be reflected in Estimated Working Capital).
     4.8. Title to Assets. Except as set forth in Section 4.8 of the Company Disclosure Letter, the Company has good and marketable title to (or a valid leasehold or license interest in) the assets and properties of the Company (other than Company Intellectual Property), free and clear of all Liens (other than Permitted Liens). The assets (other than Company Intellectual Property) currently used in the operation of its business are in good working order (normal wear and tear excepted), and are adequate to conduct the operations of the Company as currently conducted. Except as set forth in Section 4.8 of the Company Disclosure Letter, the assets and properties of the Company include all assets and properties (other than Company Intellectual

Property) necessary for or currently used in the conduct of the Company’s business as currently conducted. This Section 4.8 does not apply to Company Intellectual Property, the representations and warranties for which are set forth in Section 4.14.
     4.9. Taxes. Except as set forth in Section 4.9 of the Company Disclosure Letter, the Company has filed all Tax Returns required by Applicable Law to have been filed by it on a timely basis (including extensions of time to file) and such Tax Returns are correct and complete in all material respects. All Taxes of the Company whether or not shown on such Tax Returns (i) as of the Balance Sheet Date, were either paid or adequately reserved for in the Financial Statements, and (ii) as of the Closing Date, either have been paid, will be paid pursuant to Sections 3.1 and 3.2, or have been adequately reserved for in the books and records of the Company and will be taken into account in the determination of Closing Working Capital (to the extent required by Exhibit A). There are no Liens (except for Permitted Liens) with respect to Taxes currently outstanding upon any of the assets of the Company. The Company (A) has never been audited or received written notice of initiation thereof by any governmental taxing authority for which the statute of limitations for assessment of Taxes remains open, (B) has never extended any applicable statute of limitations regarding Taxes for which the statute of limitations for assessment of Taxes remains open, (C) is not currently the beneficiary of any extension of time within which to file any Tax Return, (D) is not liable for the Taxes of any other Person other than withholding Taxes arising in the ordinary course of business and other than under Treas. Reg. § 1.1502-6 (or similar provision of other Tax law) as (i) transferee or successor or (ii) by Contract, (E) has not agreed to and is not required to make any adjustment under Section 481(a) or 263A of the Code, (F) is not obligated to make any payments and is not a party to any agreement or arrangement that under certain circumstances could obligate it to make any payments that may not be deductible under Section 280G of the Code, (G) is not a party to any allocation or sharing agreement with respect to Taxes, (H) has not since 2004 participated in the filing of any consolidated, combined or unitary Tax Return, or (I) has not since 2004 received written notice of any claim by any authority in any jurisdiction where it does not file Tax Returns that it is or may be subject to any Taxes in such jurisdiction. All Taxes that the Company is required to withhold or to collect for payment have been duly withheld and collected and timely paid to the proper governmental entity or third party. The Company has not been, at any time in the period set forth in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code. The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Transactions. The Company has not engaged in a transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has identified by notice, regulation, or other form of published guidance as a listed transaction, pursuant to Treas. Reg. § 1.6011-4(b)(2). The Shares represent less than twenty-five percent (25%) by value of the assets of the Seller. The Seller expects to realize a taxable gain with respect to the sale of the Shares to the Buyer, all of which will be subject to federal income taxation at regular corporate rates.
     4.10. Insurance. Section 4.10 of the Company Disclosure Letter sets forth all material E&O Claims (as defined herein) since January 1, 2006. The insurance coverage maintained by the Seller on behalf of the Company is reasonably adequate and suitable for the Company’s business, and is on such terms, covers such liabilities, claims and risks and is in such amounts, as the insurance customarily carried by comparable companies of established reputation similarly situated and carrying on the same or similar business of the Company. No insurer has made any “reservation of rights” or refused to cover all or any portion of any E&O Claim set forth in Section 4.10 of the Company Disclosure Letter. The Company has not received any notice of proposed reduction in the scope (or discontinuation) of coverage under any of such insurance policies.
     4.11. Contracts and Commitments.
          (a) Set forth in Section 4.11(a) of the Company Disclosure Letter is a complete and accurate list of each of the following Contracts with respect to the Company:
               (i) a Contract that purports to limit, curtail or restrict the ability of the Company to compete in any geographic area or line of business or restrict the Persons to whom the Company may sell products or provide services that is binding on the Company post-Closing;
               (ii) a Contract entered into by any Willis Entity and binding on the Company post-Closing;
               (iii) a Contract relating to or involving a partnership, franchise or a joint venture or similar arrangement;
               (iv) a Contract for the acquisition, sale or lease of material properties or assets (by merger, purchase or sale of stock or assets) entered into since January 1, 2005;
               (v) a Contract under which the Company has borrowed any money or issued any note, bond, indenture or other similar evidence of Indebtedness or guaranteed Indebtedness of others, other than endorsements for the purpose of collection and Indebtedness to trade creditors, in each case, in the ordinary course of business;
               (vi) a mortgage, pledge, security agreement, deed of trust or other document, in each case granting any Lien on any asset or property of the Company, except for Permitted Liens;
               (vii) a Contract with an insurance carrier that (A) includes commissions or other consideration in connection with the sale or renewal of insurance policies or related products or services provided by the Company, in each case, accounting for net revenues to the Company in excess of $100,000 in fiscal year 2008 or (B) grants to the Company “binding authority” (as such terms are generally understood in the insurance industry) in connection with Contracts with insurance carriers;
               (viii) a Contract (including all related Contracts) not otherwise disclosed under this Section 4.11(a) containing outstanding obligations or consideration (whether or not measured in cash) in excess of $50,000 in the aggregate or $25,000 in any twelve (12)-month period other than Contracts with insurance carriers or retail brokers or agents entered into in the ordinary course of business;

               (ix) with respect to the Business Employees or other service providers of the Company, an employment or consulting agreement, any commission plan or agreement, severance agreement, retention agreement or “change of control” agreement;
               (x) a lease or Contract under which the Company is lessee of, or holds or uses, any tangible personal property owned by a third party at an annual payment in excess of $25,000 per annum;
               (xi) a Transferred Real Property Lease;
               (xii) a Contract relating to the disposition or acquisition by the Company after the date of this Agreement of assets with a fair market value in excess of $25,000;
               (xiii) any acquisition Contract pursuant to which the Company has “earn-out” or other contingent purchase price obligations, in each case, that have not been paid in full prior to the date hereof; and
               (xiv) any commitment or agreement to enter into any of the foregoing.
          (b) All of the foregoing (whether written or oral), including all amendments or modifications thereto, and all IP Licenses are sometimes collectively referred to as “Material Contracts”. The Company has made available to the Buyer true and correct copies of all Material Contracts (or descriptions thereof, in the case of oral contracts). Each Material Contract (or description) sets forth the entire agreement and understanding between the Company and the other parties thereto. The Company is not (with or without the lapse of time or the giving of notice, or both) in breach or default under any Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. The Company is not aware of any event or condition which has occurred or exists which would cause the acceleration of any obligation or loss of any rights of any party to any Material Contract or give rise to any right of termination or cancellation thereof. All of the Material Contracts are in full force and effect and are valid and binding obligations of the Company (to the extent binding obligations of the other parties thereto) enforceable in accordance with their respective terms except to the extent such enforcement may be limited by the Bankruptcy and Equity Exceptions.
     4.12. Labor Matters.
          (a) Section 4.12(a) of the Company Disclosure Letter contains a list of the following information for each Business Employee and each consultant to the Company: name; job title; current compensation paid or payable and any change in compensation since December 31, 2007; vacation accrued; and service credited for purposes of vesting and eligibility to participate under any Company Benefit Plan. There are no employment or consulting Contracts (other than those terminable at will without liability to the Company) with any employees or consultants of the Company other than as described in Section 4.11 of the Company Disclosure Letter. To the Knowledge of the Company, no Key Employee of the Company intends to terminate his or her employment with the Company.

          (b) The Company is not party to any collective bargaining agreement or other labor union Contract applicable to persons employed by it, and no collective bargaining agreement is being negotiated by the Company. There is no labor strike, dispute, stoppage, arbitration, grievance, slowdown, to the Knowledge of the Company, organizational effort or lockout actually pending or, to the Knowledge of the Company, threatened. There is no unfair labor practice charge or complaint against the Company pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any other Governmental Entity.
     4.13. Employee Benefit Plans.
          (a) Section 4.13(a) of the Company Disclosure Letter sets forth a true and correct list of each of the Benefit Plans presently sponsored, maintained, contributed to, or required to be contributed to by the Company or any ERISA Affiliates in connection with its business or in which any Business Employee is or could be a participant (each, a “Company Benefit Plan” and together, the “Company Benefit Plans”). Except as otherwise provided for in this Agreement, neither the Company nor any ERISA Affiliate thereof has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change in any material respect any existing Benefit Plan that would affect any Business Employee.
          (b) With respect to each of the Company Benefit Plans, the Company has made available to the Buyer copies of a summary description of such Company Benefit Plans.
          (c) Each Company Benefit Plan has been maintained, operated and administered in all material respects in accordance with its terms, any related Contracts, Applicable Law, and the applicable provisions of ERISA and the Code.
          (d) The Company is not a party to any nonqualified deferred compensation plan that fails to meet the requirements of Section 409A(a)(2), (3) and (4) of the Code or is not operated in accordance with such requirements. The Company is not obligated to make any payments, and is not a party to any agreement or arrangement that under certain circumstances could obligate it to make any payment that may not be deductible under Section 404 of the Code.
          (e) Except as set forth in Section 4.13(e) of the Company Disclosure Letter, no Business Employee has or is entitled to any stock option or other equity rights from or with any Willis Entity or is entitled to any benefits under a deferred compensation plan. There are no change of control, transaction bonuses, retention bonuses or similar payments or obligations that are or will be payable by the Company as a result of the transactions contemplated by this Agreement.
          (f) Following the Closing, the Company will have no obligation or liability in connection with any Company Benefit Plan, except to the extent reflected in Estimated Closing Working Capital. Without limiting the foregoing, the Seller represents that any Business Employee who is currently on disability leave (whether long-term or short-term) will, to the extent that such Business Employee remains on disability from and after the Closing, be covered by a disability plan or program maintained and sponsored by the Willis Entities.

     4.14. Intellectual Property.
          (a) As used herein “Intellectual Property” means all intellectual property rights arising from the following: (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, (iv) computer software, data, data bases and documentation thereof, (v) trade secrets and other confidential or proprietary information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and client and supplier lists and information), (vi) World Wide Web addresses and domain name registrations, (vii) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works and any rights in semiconductor masks, layouts, architectures or topography, (viii) any and all rights in any of the foregoing provided by international treaties or conventions, (ix) any and all rights to sue for claims and remedies against past, present and future infringement, dilution or misappropriations of any or all of the foregoing, and rights for priority and protection of interests therein under the last of any jurisdiction and (x) goodwill associated with any of the foregoing.
          (b) All Intellectual Property owned or used by or licensed to the Company, (excluding any Intellectual Property owned or licensed by any Willis Entity or any of their respective Affiliates (excluding the Company) is collectively referred to herein as “Company Intellectual Property”. Section 4.14(b) of the Company Disclosure Letter sets forth a complete and correct list of all material Company Intellectual Property included in clauses (i) — (iii) and (vi) of the definition of Intellectual Property. Section 4.14(b) of the Company Disclosure Letter contains a complete and accurate list of all licenses and other rights granted by the Company to any Person with respect to any Company Intellectual Property and all licenses and other rights granted by any Person to the Company with respect to any Company Intellectual Property (for this purpose, excluding so-called “off-the-shelf’ products and “shrink wrap” or “click through” software licensed to the Company in the ordinary course of business and easily obtainable without material expense) identifying the subject Company Intellectual Property and describing the material terms of such licenses or other rights (collectively, the “IP Licenses”).
          (c) The Company owns or has sufficient legal rights (through a valid and binding license or otherwise) to use all Intellectual Property necessary for or used in the Business. The Company has not violated or infringed and is not currently violating or infringing any Intellectual Property of any other Person. To the Company’s Knowledge, there has been no violation or infringement by any Person of any Company Intellectual Property. The Company has not received any notice from any Person claiming any violation or infringement of a Person’s Intellectual Property rights.
          (d) Each item of Company Intellectual Property owned by the Company is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Intellectual Property have been filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Intellectual Property. To the Knowledge of the Company, there is no threatened loss or expiration (other than any expiration pursuant to its terms) of any Company Intellectual Property, and the Company has no Knowledge of any facts or circumstances constituting a reasonable basis for any such loss or expiration.
          (e) The Company has taken reasonably adequate measures, consistent with commercially reasonable practices in the industry in which the Company operates, to protect its rights in, and the confidentiality of, the Company Intellectual Property belonging to the Company or provided by any other Person to the Company. To the Knowledge of the Company, no employee of the Company is obligated under any agreement or commitment, or subject to any judgment, decree or order of any court or administrative agency, that could interfere with such employee’s duties to the Company, or that could conflict with the Company’s business.
          (f) Except as set forth in Section 4.14(f) of the Company Disclosure Letter, the Company is not required to pay any royalties or other compensation to any third parties in respect of its ownership or use of any Company Intellectual Property, other than payments in the ordinary course of business for so-called “off-the-shelf” products or “shrink wrap” or “click through” software. None of the software owned or used by the Company incorporates, includes or is otherwise derived from or dependent upon software made available under the terms of the General Public License or a similar licensing regime that would, under any circumstance, impose upon the Company an obligation to make such software available to others in source code form.
          (g) The Company’s rights in and to the Intellectual Property that is owned by Company are free and clear of all Liens (other than Permitted Liens).
     4.15. Litigation.
          (a) Except as set forth in Section 4.15 of the Company Disclosure Letter, there is no Claim pending or, to the Knowledge of the Company, threatened against the Company, or against any officer, director, manager or employee of the Company in relation to the affairs of the Company, and the Company has no Knowledge of any facts or circumstances constituting a reasonable basis for any such Claim. Except as expressly set forth in Section 4.15 of the Company Disclosure Letter, and subject to any self insurance and deductible limitations, to the Knowledge of the Company, the matters disclosed thereon will be covered by the Seller’s insurance policies. The Company is not currently planning to initiate any Claim.
          (b) This Section 4.15 does not apply to Tax matters, the representations and warranties for which are set forth in Section 4.9.
     4.16. Compliance with Applicable Laws and Orders; Permits.
          (a) There is no outstanding or, to the Knowledge of the Company, threatened Order against or adversely affecting the Company except as disclosed in Section 4.16(a) of the Company Disclosure Letter. The Company is (and at all times since January 1, 2005 has been) in compliance in all material respects with all Applicable Laws and Orders and has received no notices of alleged violations thereof except as disclosed in Section 4.16(a) of the Company Disclosure Letter. Since October 1, 2008, the Company has not amended, waived or cancelled any contingent commission arrangement under a Material Contract or with a Material Carrier as a result of the matters disclosed in Section 4.16(a)(l) of the Company Disclosure Letter.
          (b) Except as set forth in Section 4.16(b) of the Company Disclosure Letter, (i) each officer, employee, independent contractor and other Person employed, supervised or controlled by the Company, or whom the Company has a responsibility to supervise or control under Applicable Law or Contract, who since January 1, 2005 has marketed, sold, negotiated, serviced, administered, managed, provided advice with respect to, underwritten or otherwise transacted (“Transacted”) business for the Company (each, a “Producer”), at each time such Producer Transacted any such business, was duly and appropriately licensed or registered (for the type of business Transacted by such Producer), in each case, in the particular jurisdiction in which such Producer Transacted such business; (ii) to the Knowledge of the Company, all Producers have complied in all material respects with all Applicable Laws in connection with the marketing or sale of products for the Company, including with respect to fictitious bids or quotes; (iii) to the Knowledge of the Company, there have been no instances of Producers having breached the terms of agency or broker contracts; and (iv) all compensation paid to each such Producer was paid in accordance in all material respects with Applicable Law.
          (c) The Company is (and at all times since January 1, 2005 has been) in compliance in all material respects with Applicable Laws of the states in which it operates (or operated, as the case may be) relating to trust accounts and the separation and accounting of premium trust funds and an amount equal to the funds or other property received by the Company from or on behalf of each client has been applied or used for the purpose for which such funds or property were given to the Company.
          (d) Each Producer who is required by reason of the nature of his or her employment by or relationship to the Company, to be registered as an insurance agent, insurance broker or insurance producer with the insurance department of any state or self-regulatory body or Governmental Entity is duly registered as such and such registration is in full force and effect and (ii) to the Knowledge of the Company, each Producer who is required by reason of the nature of his or her employment by or relationship to the Company, to be appointed with an insurance carrier, is duly appointed as such and such appointment is in full force and effect.
          (e) Section 4.16(e) of the Company Disclosure Letter sets forth all Permits of Governmental Entities and non-governmental authorities held by the Company which are material to the Company or its business. The Company is in compliance in all material respects with all such Permits, all of which are in full force and effect and, subject to the Buyer and the Company’s compliance with the post-Closing notification requirements thereof, will remain in full force and effect immediately after giving effect to the transactions contemplated by the Agreement and the other Transaction Documents. There are no other Permits which are material to the Company or its business which the Company is required to obtain or, to the Knowledge of the Company, which, in good industry practice, the Company should hold for the conduct of its business. The Company does not have any Knowledge of any threatened suspension, revocation or invalidation of any such Permits, or any reasonable basis therefor.

          (f) This Section 4.16 does not apply to Tax matters, the representations and warranties for which are set forth in Section 4.9.
     4.17. Agency or Brokerage Appointments. The Company has an appointment to act as an agent or broker for each insurance company from which it needs such an appointment to conduct its business and, except as set forth in Section 4.17 of the Company Disclosure Letter, the Company’s relationships with such insurance companies are good commercial working relationships. Since December 31, 2007, there has been no material change in the Company’s relationship with the insurance carriers described in this Section 4.17 or the insurance carriers that represented the Company’s top twenty (20) carriers for premiums written in 2008.
     4.18. Properties.
          (a) The Company does not own any interest in any real property.
          (b) Set forth in Section 4.18(b) of the Company Disclosure Letter is a list of all leases of real property (including all land, buildings, easements, rights of way and other real property rights) to which the Company is a party (all such leases, the “Transferred Real Property Leases”), including the lessor of such Transferred Real Property Leases and the current annual rent payable by the Company in respect of such Transferred Real Property Leases. The basic rent, all additional rents and other charges and amounts payable by the Company under the Transferred Real Property Leases have been paid to date. All work required to be performed under the Transferred Real Property Leases by the lessors thereunder and by the Company has been performed in all material respects. There are no brokerage commissions or finder’s fees due from the Company, which are unpaid with regard to any of the Transferred Real Property Leases. The Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or created or caused to be imposed any Lien (other than a Permitted Lien) upon any interest in any Transferred Real Property Lease.
          (c) The Company enjoys peaceful and quiet possession of its leased premises. The Company has not been informed that any lessor under any of the Transferred Real Property Leases has taken action in respect of any Transferred Real Property Lease or threatened to terminate any Transferred Real Property Lease before the expiration date specified in such lease.
          (d) Except as set forth in Section 4.18(d) of the Company Disclosure Letter, the real property subject to the Transferred Real Property Leases includes all real property necessary for the conduct of the Company’s business as currently conducted and is adequate to conduct the operations of the Company as currently conducted. The real property subject to the Transferred Real Property Leases is in compliance in all material respects with all Applicable Laws.
          (e) None of the buildings, plant or structures on any Transferred Real Property Lease is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are, individually and in the aggregate, immaterial. All utility systems serving the Transferred Real Property Leases are adequate for the Company’s business as currently conducted. There is no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceeding with respect to any Transferred Real Property Lease.
     4.19. Environmental Matters. The ownership and use of the Company’s premises and assets, the occupancy and operation thereof, and the conduct of the Company’s operations and business, are in compliance in all material respects with all Environmental Laws and, since January 1, 2005, the Company has not received any notice of any alleged violation or noncompliance. There is no liability attaching to the Company or its premises or assets or the ownership or operation thereof as a result of any hazardous substance that may have been discharged on or released from such premises, or disposed of on-site or off-site, or any other circumstance occurring prior to the Closing or existing as of the Closing. For purposes of this Section 4.19, “hazardous substance” shall mean oil or any other substance which is included within the definition of a “hazardous substance”, “pollutant”, “toxic substance”, “toxic waste”, “hazardous waste”, “contaminant” or other words of similar import in any Environmental Law.
     4.20. Bank Accounts. Section 4.20 of the Company Disclosure Letter sets forth the names and addresses of each bank, financial institution, fund, investment or money manager, brokerage house and similar institution in which the Company maintains any account (whether checking, savings, investment, trust or otherwise), lock box or safe deposit box and the account numbers and name of all Persons having authority to affect transactions with respect thereto. All such accounts are solely in the Company’s name and solely owned and controlled by the Company.
     4.21. Directors and Officers. Section 4.21 of the Company Disclosure Letter sets forth an accurate and complete list of the current members of the Company’s board of directors and its officers appointed by resolution or written consent of the board of directors.
     4.22. Brokers. Except for StoneRidge Advisors, LLC, any obligations to which are the full responsibility of the Seller, no broker, investment banker, financial advisor, consultant or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement, any of the other Transaction Documents or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of the Company or any Willis Entity.
     4.23. Business Relationships.
          (a) Section 4.23(a) of the Company Disclosure Letter sets forth a list of all retail brokers which accounted for at least $25,000 of consolidated net revenue by the Company during the twelve calendar months ended as of January 31, 2009 (the “Material Brokers”) and all insurance carriers (i) which accounted for at least $100,000 of commission earned by the Company during the twelve calendar months ended as of January 31, 2009 (ii) or for which the Company has “binding authority” in connection with Contracts with insurance carriers (the “Material Carriers”). To the Knowledge of the Company, (A) all such Material Brokers will continue purchasing, without significant reductions, products and services from the Company and (B) all such Material Carriers will continue to sell the products and provide the services to the Company currently sold and provided by them, subject to economic changes adversely affecting such Material Broker or Material Carrier. The Company’s relationships with such Material Brokers and Material Carriers are good commercial working relationships.
          (b) During the previous eighteen (18) months, no Material Broker, Material Carrier, or significant supplier, vendor, or service provider (i) has terminated or, to the Knowledge of the Company threatened to terminate, its relationship with the Company, (ii) has decreased or limited materially or, to the Knowledge of the Company threatened to decrease or limit materially, the services, supplies, products or materials supplied to or purchased from the Company, or (iii) has materially and adversely changed or, to the Knowledge of the Company threatened to change materially and adversely, its business relationship with the Company.
     4.24. Affiliate Transactions. Except as set forth in Section 4.24 of the Company Disclosure Letter, (a) the Company is not a party to any Contract with, or indebted, either directly or indirectly, to any of its officers, directors or Key Employees or to the Seller, or any of their respective relatives or Affiliates, except for compensation paid, and benefits made available, to employees in the ordinary course of business, (b) none of such Persons is indebted to the Company and (c) none of the Company’s officers or directors or Key Employees, or any of their respective relatives or Affiliates, has any interest in any property, real or personal, tangible or intangible, including Intellectual Property, used in or pertaining to the business of the Company, or has any direct or indirect ownership interest in, or any contractual or business relationship with, any Person with which the Company is Affiliated or with which the Company has a business relationship, or any Person which, directly or indirectly, competes with the Company, except for rights under existing Company Benefit Plans. Without limiting the foregoing, except as set forth in Section 4.24 of the Company Disclosure Letter, (i) no Willis Entity or any Affiliate thereof (other than the Company) owns, directly or indirectly, in whole or in part, or has any interest in any property, asset or right (including any Intellectual Property) that the Company uses and the use of which is reasonably necessary for the conduct of its business as conducted immediately before the Closing; and (ii) except for the services particularly described in the Transition Services Agreement or otherwise as set forth in Section 4.24 of the Company Disclosure Letter, no Willis Entity or any Affiliate thereof (other than the Company) provides or has provided within the past three (3) years any services to the Company, including the services of any employees or consultants, or any accounting, legal or other administrative services, or the use of any office space, equipment, information technology or any other property, asset or right.
     4.25. Absence of Material Undisclosed Liabilities. As of the Closing Date, the Company will not have any material liabilities or obligations, whether absolute, accrued, contingent or otherwise and whether due or to become due, except: (a) as set forth in Section 4.25 of the Company Disclosure Letter; (b) as and to the extent accrued or fully reserved against in the Financial Statements or specifically disclosed in the notes thereto; (c) for accounts payable and accrued expenses incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date; and (d) for obligations of future performance under Material Contracts and under other Contracts entered into in the ordinary course of business in accordance with this Agreement which are not required to be listed in the Company Disclosure Letter.
     4.26. Approved Wholesaler List. The Company is a Willis-approved wholesale insurance broker and is in compliance with the requirements for such approved wholesale insurance broker status attached hereto as Exhibit E (the “Approved Wholesaler Requirements”).
     4.27. Access to Accounts. The Willis Entities do not presently have, and have not in the past had, access to or any knowledge of any Company Proprietary Information (as defined herein) related to any Material Broker accounts of the Company, except for such information related to the Material Broker accounts for which any Willis Entity is the broker-of-record.
     4.28. Disclosure. The representations, warranties and other statements of the Company and the Seller contained in Article IV of this Agreement, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein and therein not misleading.
     4.29. Exclusivity of Representations and Warranties. The representations and warranties made by the Company and the Seller in Article IV of this Agreement are the exclusive representations and warranties made by the Company and the Seller with respect to the transactions contemplated by this Agreement and the other Transaction Documents. The Company and the Seller hereby disclaim any other express or implied representations or warranties with respect to such matters.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYER
          Except as otherwise disclosed to the Seller and the Company in a letter (the “Buyer Disclosure Letter”) delivered to them by the Buyer prior to the execution of this Agreement, the Buyer hereby represents and warrants to the Seller and the Company that each of the statements contained in this Article V is true and correct on the date hereof (except to the extent that such representations and warranties speak as of another date, in which case, as of such date):
     5.1. Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Buyer.
     5.2. Authorization and Validity. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to be executed and delivered by the Buyer. The Buyer has all corporate power and authority to own its assets and to carry on its business as is now being conducted and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings (including board and stockholder approval) required to be taken by the Buyer to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement and all other Transaction Documents, when executed and delivered by the Buyer (and assuming the due authorization, execution and delivery by the

Company, the Seller and each Willis Entity party hereto or thereto), will constitute the legal, valid and binding obligation of the Buyer, enforceable against it in accordance with their terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions.
     5.3. Absence of Conflicts. The execution, delivery and performance by the Buyer of this Agreement and all other Transaction Documents to be executed and delivered by the Buyer (i) will not conflict with any provision of the Organizational Documents of the Buyer; (ii) will not conflict with or result in a violation of any Applicable Law; and (iii) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any Contract material to the Buyer to which the Buyer is a party or by which any of its properties are bound.
     5.4. Litigation and Claims. There are no Claims pending or to the knowledge of the Buyer, threatened against the Buyer affecting the performance by the Buyer of this Agreement and all other Transaction Documents to be executed and delivered by the Buyer.
     5.5. Investigation. The Buyer has conducted its own independent investigation, verification, review and analysis of the operations, assets, liabilities, results of operations, financial condition, technology and the probable success or profitability of the ownership, use or operation of the Company after the Closing, which investigation, review and analysis was conducted by the Buyer and, to the extent the Buyer deemed appropriate, by its Affiliates and Representatives. The Buyer has selected and been represented by, and/or consulted with, such expert advisors as it has deemed appropriate in connection with the negotiation of this Agreement and its determination to enter into and consummate the transactions contemplated hereby and in the other Transaction Documents. In entering into this Agreement, the Buyer acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Company, the Seller or any of their respective Affiliates or Representatives (except the specific representations and warranties set forth in Article IV of this Agreement). The Buyer acknowledges and agrees that:
          (a) except as to the specific representations and warranties set forth in Article IV of this Agreement, none of the Company, the Seller nor any of their respective Affiliates or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information set forth in any information memoranda relating to the Company made available to the Buyer, its Affiliates or Representatives, in materials made available in any “data room” (virtual or otherwise), in financial projections or other projections, in presentations by the management of the Company, or in “break-out” discussions, in response to questions submitted by or on behalf of the Buyer, its Affiliates or Representatives, whether orally or in writing, in materials prepared by or on behalf of the Company or in any other form (such information, collectively, “Due Diligence Materials”); and
          (b) none of the Company, the Seller, nor any of their respective Affiliates or Representatives shall have any liability or responsibility whatsoever to the Buyer, its Affiliates or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any Due Diligence Materials made available to the Buyer, its Affiliates or Representatives, except that the foregoing provisions of paragraph (a) and the provisions of this paragraph (b) shall not apply to Claims involving fraud or intentional or knowing misrepresentation or insofar as the Company or the Seller made the specific representations and warranties set forth in this Article V of this Agreement.
     5.6. Compliance with Confidentiality Agreement. Neither the Buyer nor any of its Affiliates or Representatives have breached, or otherwise made any disclosure of the Evaluation Material (as such term is defined in the Confidentiality Agreement) which is not permitted under any of the terms of the Confidentiality Agreement and this Agreement.
     5.7. Brokers. Except for Piper Jaffray & Co., any obligations to which are the full the responsibility of the Buyer, no broker, investment banker, financial advisor, consultant or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement, any of the other Transaction Documents or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of the Buyer.
     5.8. Acquisition of Shares for Investment. The Buyer is and will be acquiring the Shares for its own account, for investment and not with a view toward resale or distribution thereof in violation of any federal or state (or commonwealth) securities laws. The Buyer acknowledges that the Shares are not registered under any federal securities laws, any applicable state securities laws or any applicable foreign securities laws and the Buyer will not offer, sell, transfer, assign, pledge or hypothecate any portion of the Shares in the absence of registration, or pursuant to an applicable exemption under, federal and all applicable state (or commonwealth) securities laws. The Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.
     5.9. Reportable Transactions. None of the Buyer or its Affiliates has any plan or intent to dispose of the Company’s assets in a manner described in Component 3 of Section 3 of Internal Revenue Service Notice 2008-111 (or any successor administrative or regulatory pronouncement).
     5.10. Exclusivity of Representations and Warranties. The representations and warranties made by the Buyer in Article V of this Agreement are the exclusive representations and warranties made by the Buyer with respect to the transactions contemplated by this Agreement and the other Transaction Documents. The Buyer hereby disclaims any other express or implied representations or warranties with respect to such matters.
ARTICLE VI
MUTUAL ADDITIONAL COVENANTS AND AGREEMENTS
     6.1. Mutual Covenants.
          (a) Public Announcements. None of the Parties or the Willis Entities nor any of their respective Affiliates or Representatives shall make any public announcement with respect to this Agreement (including the terms and conditions hereof) or any of the other Transaction Documents or the transactions contemplated hereby or thereby without the prior written Consent of the other Party, which Consent shall not be unreasonably withheld, delayed or conditioned, provided that nothing in this Section 6.1 shall prohibit any of the Parties or the Willis Entities from disclosing the Company’s status as an approved wholesale insurance broker under Section 6.1(d).
          (b) Further Assurances; Covenant to Satisfy Conditions. Subject to the terms and conditions of this Agreement, each Party will use its commercially reasonable efforts to (i) ensure the conditions set forth in Article VII, Article VIII and Article IX are satisfied, insofar as such matters are within the reasonable control of such Party, (ii) defend any Actions, whether judicial or administrative, challenging this Agreement, any of the other Transaction Documents or the performance of the obligations hereunder or thereunder, (iii) execute and deliver such instruments and take such actions as the other Parties hereto may reasonably require in order to carry out the intent of this Agreement and the other Transaction Documents and (iv) prepare and make or cause to be made any required filings, submissions and notifications under Applicable Law to the extent that such filings are necessary to consummate the transactions contemplated hereby in a manner consistent with Applicable Law.
          (c) Retention Agreements. From and after the Closing Date, the Seller and/or Willis shall perform, satisfy and discharge the obligations arising under, and in accordance with the terms of, those certain letter agreements set forth on Schedule 6.1(c) (collectively, the “Retention Agreements”). Within five (5) Business Days following the expiration of the one (1) year anniversary of the Closing Date, the Company shall provide the Seller with written notice of the individuals who satisfied the eligibility requirements for an Eligible Bonus (as such term is defined in each individuals applicable Retention Agreement) and, promptly following the Seller’s receipt of such notice, the Seller or Willis shall pay to each such eligible individual, an amount equal to the Eligible Bonus (as such term is defined in each individual’s applicable Retention Agreement) and the Seller shall be responsible for all withholding and employment Taxes related thereto. Promptly following the satisfaction of the obligations set forth in this Section 6.1(c), the Seller or Willis shall deliver to the Company a statement that all such obligations have been satisfied and setting forth the amount paid, if any, pursuant to the Retention Agreements to each individual identified on Schedule 6.1(c) as having entered into a Retention Agreement. Each of the Seller and Willis shall comply with the terms of the Retention Agreements, and the Company shall have no obligation or liability with respect to the Retention Agreements, provided, however, that to the extent permitted by applicable law, the Company shall be entitled to enforce any of the restrictive covenants contained in such Retention Agreements that pertain to any Business Employee from and after the Closing. To the extent permitted by applicable law, Willis and the Seller hereby assign all of their rights to enforce such restrictive covenants to the Company, and each of the Seller and Willis acknowledge that the Company is an express third party beneficiary of such restrictive covenants.
          (d) Approved Wholesaler Status.
               (i) From and after the Closing Date, and subject to the Company’s continued compliance with the terms and conditions of this Section 6.1(d), the Willis Entities shall continue to use the Company as a Willis-approved wholesale insurance broker for a period of at least seven (7) years following the Closing Date pursuant to the requirements set forth on Exhibit E, which requirements shall be at least as favorable to the Company as are enjoyed by any other Willis-approved wholesale insurance broker. During such period, the Company shall comply in all material respects with the Approved Wholesaler Requirements, unless the Company gives notice to Willis that it no longer wishes to be an approved broker. For greater certainty, this Section 6.1(d) shall apply equally to any program adopted by any of the Willis Entities that succeeds, replaces or supplements the Willis-approved wholesale insurance broker program.
               (ii) The Willis Entities shall notify the Company in writing if the Company is not in compliance with, or does not meet the requirements under, the Approved Wholesaler Requirements. The Company shall then have a period of sixty (60) days following the receipt of such notice to cure any such non-compliance If the Company is unable to cure such non-compliance in all material respects by the end of such sixty (60)-day period, but only if consistent with the treatment accorded the other approved wholesale insurance brokers, the Willis Entities shall have the right (in their sole discretion), upon written notice to the Company, to cease using the Company as a Willis-approved wholesale insurance broker pursuant to this Section 6.1(d).
               (iii) The Willis Entities shall notify the Company in writing of any modifications to the terms and conditions of the Approved Wholesaler Requirements that affect the Company at least thirty (30) days prior to such modification taking effect; provided, however, that the failure of the Willis Entities to provide such notice or to do so in a timely manner shall not relieve the Company from its obligation to comply with the Approved Wholesaler Requirements, as so modified, upon being notified of such modifications, and provided, further, that such modifications shall apply to all other Willis-approved wholesale insurance brokers in the same manner
               (iv) The Company shall have the option to extend the initial seven (7) year term as a Willis-approved wholesale insurance broker (the “Option”) for an additional three (3) year period, which such Option may be exercised by the Company at any time after the fifth (5th) anniversary of the Closing upon written notice to Willis on or prior to the expiration of the initial seven (7) year term. The extension of the initial seven (7) year term pursuant to the Option shall be subject to the approval of Willis, which approval will not be unreasonably withheld, delayed or conditioned.
          (e) Broker of Record.
               (i) From and after the Closing Date, the Willis Entities shall designate the Company as the broker of record for all insurance policies currently in effect for which the Willis Entities used the Company as a wholesale insurance broker on or prior to the Closing Date. The holder of such policies are referred to in this Section 6.1(e) as the “Existing Clients.”
               (ii) The Willis Entities shall not change the broker of record for any Existing Client for which Company is named as the broker of record pursuant to this Section 6.1(e). Notwithstanding the foregoing, a Willis Entity may change, and may cause, encourage, request, prompt or advise any Existing Client to change, such broker-of-record designation if the Willis Entity reasonably determines in good faith that such action is in the best interests of the Existing Client in question, and the applicable Willis Entity provides written notice to Company of such action no less than ten (10) days prior to taking such action. In determining the best interests of an Existing Client under this Section 6.1(e), the Willis Entities may consider a variety of factors, including but not limited to (A) the insurance coverage requested by the Existing Client, (B) the cost of the policy, (C) the ability of the wholesale insurance broker (including the Company) to obtain quotes for such policies from nationally recognized and reputable insurance carriers and (D) the wholesale insurance broker’s internal controls protocol equivalent to the Approved Wholesaler Requirements.
               (iii) As soon as practicable after the end of each calendar month, and in any event within five (5) Business Days thereafter, the Company shall furnish to the Seller, in writing, a list of the policies of any Existing Clients that are subject to renewal during the next three month period (such three month period starting with the month immediately after the month in which such report is delivered) , all in reasonable detail and set forth on an office-by-office basis (the “Monthly Report”). The Company shall be permitted to provide interim updates with corrections and changes to the Monthly Report, provided that such interim updates only cover policies of any Existing Clients that are subject to renewal no earlier than (10) days from Seller’s receipt of the interim update.
               (iv) Unless terminated earlier in accordance with Section 6.1(e)(ii), the obligations of the Willis Entities under this Section 6.1(e) shall remain in effect for a period of four (4) years following the Closing Date.
          (f) Employee Benefit Plans. Effective as of the date immediately following the Closing Date, all Business Employees shall be removed from all Company Benefit Plans sponsored or maintained by any Willis Entity except as specifically set forth on Schedule 6.1(f). After the Closing, the Seller and the Willis Entities shall retain all liabilities of the Company Benefit Plans for periods prior to and ending on the Closing Date and neither the Company nor the Buyer shall assume any such liabilities in each case, except as specifically set forth on Schedule 6.1(f). The Company shall be solely responsible for benefits accruing and specifically set forth on Schedule 6.1(f) and administration of new Benefit Plans after the Closing Date. The transition of certain benefits for the Business Employees shall be handled by the Parties as set forth on Schedule 6.1(f).
     6.2. Post-Closing Covenants of the Seller and the Willis Entities.
          (a) Confidentiality. For a period of three (3) years following the Closing Date, the Seller and the Willis Entities shall not, and shall cause its Affiliates not to, directly or indirectly, disclose, divulge or make use of any Company Proprietary Information (as defined herein); provided that the foregoing restriction shall not apply to information which (i) is in the public domain or enters into the public domain through no fault of the Seller or any Willis Entity, or (ii) to the extent the Seller or any Willis Entity is required by Applicable Law to disclose (but only after the Seller or the Willis Entity has provided the Company with reasonable notice and opportunity to take action against any legally required disclosure). For purposes hereof, “Company Proprietary Information” shall mean any trade secrets or other information of a business, financial, marketing, technical or other nature pertaining to the Company or the Company’s business (including information of others that the Company has agreed to keep confidential) in each case to the extent such information existed as of the Closing Date.

          (b) Post-Closing Restrictions.
               (i) During the Restricted Period (as hereinafter defined), each of the Seller and the Willis Entities shall not, and shall cause its Affiliates not to, solicit any broker or agent through the use of the Company Proprietary Information.
               (ii) During the Employee Restricted Period (as hereinafter defined), each of the Seller and the Willis Entities shall not and shall cause its Affiliates not to, directly or indirectly, (a) entice, attempt to entice, solicit or attempt to solicit any Restricted Employee to provide insurance services to the Seller, the Willis Entities or any Affiliate (whether as an employee, consultant or otherwise), or (b) take any action to induce or encourage any Restricted Employee to terminate or reduce his or her relationship with the Company.
               (iii) During the Employee Restricted Period, each of the Seller and the Willis Entities shall not, and shall cause its Affiliates not to, to the extent permitted by applicable law, directly or indirectly, utilize for the placement of insurance any Restricted Employee who has voluntarily terminated his or her employment with the Company and is subsequently employed by or performing services for a Substantially Similar Wholesale Operation; provided, however, that this obligation on the part of the Seller and the Willis Entities shall not commence unless and until (A) the Company has notified such Restricted Employee in writing prior to, or contemporaneously with, the effective time of such termination that it intends to exercise the provisions of this Section 6.2(b)(iii) with regard to such Restricted Employee (it being understood that the effective time of termination shall be the end of the day on the last day of the Restricted Employee’s employment with the Company); and (B) the Company has notified the Willis Entities of its intent to exercise the provisions of this Section 6.2(b)(iii) with regard to that Restricted Employee. Notwithstanding the foregoing, this Section 6.2(b)(iii) shall not be construed to prohibit the Willis Entities from using any other employee or individual performing work for any Substantially Similar Wholesale Operation as a broker for the placement of insurance. The Company agrees to indemnify each of the Seller and Willis Entities from any Losses resulting from the Company’s exercise of its rights under this Section 6.2(b)(iii).
               (iv) During the Restricted Period, each of the Seller and the Willis Entities shall not, and shall cause its Affiliates not to, anywhere in the Restricted Territory, (A) establish a new Substantially Similar Wholesale Operation (as hereinafter defined); (B) expand any existing operations in any business such that following the expansion either (i) greater than fifty (50%) percent of the revenues comprise a Substantially Similar Wholesale Operation or (ii) more than $6,000,000 in revenue is derived from a Substantially Similar Wholesale Operation or (C) acquire or purchase all or any substantial portion of the stock or assets (including by merger or in any other form of transaction) of any entity in which greater than thirty percent (30%) of the annual revenues of such entity in the then current fiscal year comprise a Substantially Similar Wholesale Operation.
               (v) In furtherance of, and not limiting the foregoing restrictions, the Maclean, Oddy & Associates, Inc. and GSR businesses that comprise the operations of the Faber & Dumas’ wholesale brokerage business in the Restricted Territory shall not: (A) hire more than four (4) sales-force employees during the Restricted Period dedicated primarily to a business that comprises a Substantially Similar Wholesale Operation or (B) establish an office or other material physical operations in the Restricted Territory outside of Texas, Louisiana or Colorado.
               (vi) Notwithstanding anything, express or implied, to the contrary contained in this Agreement, the restrictions set forth in this Section 6.2(b) shall not apply to the following:
                    (1) the current business or operations of InsuranceNoodle, Inc., including the introduction of new products by InsuranceNoodle, Inc. utilizing its current methods of product distribution via the internet;
                    (2) any business placed inside the U.S. by any Willis Entity (or any of its respective Affiliates), the operations of which are based outside the U.S. and the insured party is outside the U.S., and any business placed outside the U.S. by the Seller, any Willis Entity or any of their respective Affiliates, the operations of which are based outside the U.S. but the insured party is inside the U.S.; and
                    (3) the managing general agency, managing general underwriting, program businesses and any other related business conducted by the Seller, any Willis Entity or any of their respective Affiliates in which they have the authority to bind coverage as of Closing, provided the scope of such activities do not expand in contravention of Section 6.2(b)(iv).
               (vii) For purposes of this Section 6.2(b), the following terms shall have the following meanings:
     “Employee Restricted Period” means the period commencing as of the Closing and ending as of the five (5) year anniversary of the Closing.
     “Restricted Employee” means each of the Business Employees set forth on Schedule 6.2(b)(vii) attached hereto.
     “Restricted Period” means the period commencing as of the Closing and ending as of the two (2) year anniversary of the Closing.
     “Restricted Territory” means anywhere in the U.S.
     “Substantially Similar Wholesale Operation” means an entity with a wholesale insurance brokering operation substantially similar to the business of the Company conducted before the Closing in the general property and casualty insurance market. Notwithstanding the foregoing, the following specialty lines of insurance (the “Specialty Lines”) shall not be considered general property and casualty insurance for purposes of this Section 6.2(b): (a) property and casualty coverage for the energy exploration, production, service, and distribution industry; (b) property and casualty coverage for the mining, natural resources, and utilities industries; (c) cargo and marine coverage; (d) aviation coverage; (e) fine arts coverage and (f) kidnap and ransom coverage.

          (c) Injunctive Relief.
The Company, the Seller and the Willis Entities acknowledge that any breach or threatened breach of the provisions of Sections 6.2(a) or 6.2(b) of this Agreement will cause irreparable injury to the Buyer, the Company and/or their respective subsidiaries for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, the Buyer, the Company and/or such subsidiaries (in the case of Sections 6.2(a) and 6.2(b)) shall be entitled, in addition to the exercise of other remedies, to seek and (subject to court approval) obtain injunctive and other equitable relief, without necessity of posting a bond, restraining the Company, the Seller and/or any Willis Entity, as the case may be, from committing such breach or threatened breach. The rights provided under this Section 6.2(c) shall be in addition to, and not in lieu of, any other rights and remedies available to the Buyer, the Company or such subsidiaries.
          (d) Reasonable Restrictions. Each of the Seller and Willis (i) has carefully read and understands all of the provisions of this Agreement and has had the opportunity for this Agreement to be reviewed by counsel, (ii) acknowledges that the duration, geographical scope and subject matter of Sections 6.2(a), 6.2(b) and 6.2(c) of this Agreement are reasonable and necessary to protect the goodwill, client relationships, legitimate business interests, trade secrets and confidential and proprietary information of the Company’s business, (iii) acknowledges that the Buyer would not have closed the transactions contemplated by this Agreement and the other Transaction Documents without the benefits contained in this Agreement, and (iv) subject to compliance with Section 13.4, understands that this Agreement is assignable by the Company and the Buyer and shall inure to the benefit of their respective successors and permitted assigns.
          (e) Company Intellectual Property. If the Seller or any Willis Entity owns or shall at any time hereafter acquire any rights in any Company Intellectual Property used solely by the Company in the conduct of its business as conducted immediately before the Closing, the Seller or such Willis Entity shall, and hereby does, transfer all of its rights, title and interest in such Company Intellectual Property to the Company for no additional consideration. The Seller or such Willis Entity shall execute and deliver such additional documents and instruments and take such other actions as the Buyer shall reasonably request to give effect to the provisions of this Section 6,2(e).
          (f) Receipt of Payments and Correspondence. From and after the Closing:
               (i) In the event the Seller or any Willis Entity shall directly receive any payments that are the property of the Company, the same shall be held in trust for the Company and delivered to the Company within five (5) Business Days.
               (ii) To the extent that the Seller or any Willis Entity at any time comes into possession of any assets, including without limitation, cash, that is the property of the Company, the Seller or the applicable Willis Entity shall deliver such assets over to the Company within five (5) Business Days.
               (iii) From and after the Closing, through the one (1) year anniversary of the Closing Date, in the event Seller or any Willis Entity shall receive any written communications or correspondence (excluding e-mail communications or correspondence which have been electronically redirected or forwarded to the account of the Company) belonging to the Company, the Seller or the applicable Willis Entity shall forward such communications or correspondence to the Company within five (5) Business Days after receipt thereof.
          (g) General Release. Effective as of the Closing, each of the Seller and Willis, on behalf of itself and each of its Affiliates, voluntarily, knowingly and irrevocably releases and forever discharges the Company and its Representatives from any and all actions, agreements, amounts, claims, damages, expenses, liabilities and obligations of every kind, nature or description, known or unknown, arising or existing prior to the Closing, except for (i) any rights of the Seller or any Willis Entity against the Company under this Agreement and any other Transaction Document; (ii), other than in connection with this Agreement and the transactions contemplated hereby, any rights of the Seller or any Willis Entity against a Representative arising out of, or in connection with, a Representative’s acts or omissions that involve fraud, intentional misconduct, or a knowing violation of law in excess of $10,000 or (iii) in connection with any E&O Claim.
     6.3. Post-Closing Covenants of the Buyer and the Company.
          (a) Post-Closing Information. From and after the Closing, the Company shall make available to the Seller and its Representatives any and all books, records (including the Business Books and Records), Contracts and other information related to the Company existing on the Closing Date (whether in the possession of the Company, the Buyer or any of their respective Affiliates) requested by the Seller to the extent reasonably necessary for the Seller’s filing of Tax Returns or for any other reasonable purpose related to the Seller’s ownership of the Company prior to the Closing; provided, however, that in no event will the Seller be entitled to information under this Section 6.3(a) in connection with any litigation or dispute among the Parties, except to the extent permitted under Applicable Law. Notwithstanding the foregoing, the Seller shall be responsible for, and bear the cost associated with, retrieving such information from storage.
     (b) E&O Claims.
               (i) From and after the Closing, the Company shall, at the Seller’s sole cost and expense, reasonably cooperate with the Seller and its Affiliates and his, her or its respective counsel in connection with the contest or defense of any Claim brought by a third party arising out of, in connection with, or related to, any alleged “errors and omissions” (as such terms are commonly understood in the insurance industry) ‘of the Company and its employees, officers or agents related to the operation of the Company’s business on or prior to Closing Date, whether or not covered by an insurance policy of the Company or any of its Affiliates (each, an “E&O Claim”) in the event and for so long as any Seller Indemnified Party is contesting or defending against such E&O Claim,
               (ii) From and after the Closing through the satisfaction of the obligations set forth in this Section 6.3(b), the Company shall use commercially reasonable efforts to deliver to the Seller, as soon as reasonably practicable, a report as to the Company or any of its Affiliates becoming aware of any E&O Claim or circumstances which reasonably could be expected to give rise to an E&O Claim and a summary of the facts related to such E&O Claim or circumstances.

               (iii) If, in the reasonable determination of a Seller Indemnified Party, the interests of the Seller Indemnified Party, on the one hand, and the Company or its Affiliates, on the other hand, reasonably conflict in relation to the settling of any E&O Claim, the Seller Indemnified Party shall provide written notice of such apparent conflict to the Company and the Company shall not settle or otherwise compromise any such E&O Claim without the Seller Indemnified Party’s prior written Consent (which Consent shall not be unreasonably withheld, delayed or conditioned), subject to the provisions of Section 11.5.
          (c) Accounts Receivable.
               (i) If, at any time after the Closing Date, the Company or any of its Affiliates shall receive any payments (or other rights to payment) on account of any of the accounts receivable set forth in Section 4.7 of the Company Disclosure Letter (the “Uncollected Accounts”), then the Company shall hold such funds in trust for, and shall remit within five (5) Business Days following the receipt of such funds to, the Seller. The Company shall not, and the Buyer shall not cause the Company to, reduce or forgive any of the Uncollected Accounts without the prior written consent of the Seller, which may be withheld in its sole discretion. This Section 6.3(c) is not intended, nor shall it in any way be construed, as a guarantee of collectability by the Company relating to the Uncollected Accounts.
               (ii) If, at any time after the Closing Date, American International Group, Inc., or any of its Affiliates or assignees (collectively, “AIG”) shall receive any payments (or other rights to payment) of the JLS Outstanding Receivable (hereinafter defined) whether in whole or in part, then the Company shall remit to Seller cash equal to the amount of such funds received by AIG within five (5) Business Days following the Company’s notice of the receipt by AIG of such funds. The “JLS Outstanding Receivable” shall mean the $142,589 owed to the Company that is past due as of the date hereof from the retail agent JLS Insurance Group.
               (iii) If all or any portion of the Uncollected Accounts in excess of $25,000 remain outstanding following the one (1) year anniversary of the Closing Date, and no reasonable payment plan is in place with respect to such Uncollected Accounts and the obligor is not in default under such payment plan (after giving effect to any reasonable cure periods), the Company shall, at the request of the Seller, transfer such Uncollected Accounts (including all rights to payment, collection and enforcement) to the Seller. From and after such transfer, any payment received by the Seller on account of such Uncollected Account shall be the sole and exclusive property of the Seller.
          (d) Termination or Replacement of Guarantees. The Buyer shall use its commercially reasonable efforts to, within ninety (90) days following the Closing Date (effective as of the Closing Date), cause to be cancelled and terminated, or to substitute itself (or an Affiliate) instead of such Willis Entity on, (i) each guarantee of any Willis Entity (or any of their respective Affiliates) set forth on Schedule 6.3(d) or (ii) any other guarantees of any_Willis Entity (or any of their respective Affiliates) relating to any Contract of the Company existing as of the Closing Date (including renewals and extensions of any of the foregoing) that the Seller may identify in writing to the Company that relate to the matters set forth in Section 11.2(e) (collectively, the “Guarantees”), provided, however, that such commercially reasonable efforts shall not require the Company or the Buyer (1) to pay any amounts to any party to cause the

Guarantee to be cancelled, terminated or substituted (unless the Seller shall cause such amounts to be paid directly to the other party) or (2) to agree to any modification, amendment, renewal or extension to any Contract (other than the termination or cancellation of the Guarantee). The Seller and the Willis Entities will reasonably cooperate with the Buyer in connection with the release of such Guarantees.
ARTICLE VII
CONDITIONS TO THE OBLIGATIONS OF THE PARTIES TO EFFECT THE
TRANSACTIONS
          The respective obligations of the Parties hereto to effect the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing) by the Buyer, the Seller and the Company on or prior to the Closing Date of the following conditions:
     7.1. Agreement Approved. This Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, shall have been approved in the manner required by Applicable Law and by any Governmental Entity.
     7.2. No Order or Injunction. No Party shall be subject to any Order of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement or any of the other Transaction Documents. In the event any such Order shall have been issued, each Party agrees to use its commercially reasonable efforts to have any such Order lifted.
     7.3. Consents and Authorizations Obtained. All Consents of (or filings or registrations with) any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents shall have been obtained or made, except for filings in connection with the sale and any other documents required to be filed after the Closing.
     7.4. Escrow Agreement. Deutsche Bank Trust Company Americas, as Escrow Agent (the “Escrow Agent”) shall have entered into the Escrow Agreement in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”).
ARTICLE VIII
CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND THE SELLER TO
EFFECT THE TRANSACTIONS
          The obligations of the Company and the Seller to effect the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by the Seller) on or prior to the Closing Date of the following conditions:
          8.1. Representations and Warranties. Each of the representations and warranties of the Buyer contained in this Agreement that is (a) not qualified as to materiality, shall be true and correct in all material respects as of the Closing Date with the same effect as though made on and as of such date, and (b) qualified as to materiality, shall be true and correct in all respects as of the Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to a particular date, in which case, in connection with making the foregoing determination, such representations and warranties shall relate solely to the particular date referenced therein.
     8.2. Performance. The Buyer shall have performed or complied with, in all material respects, on or prior to the Closing, each of the covenants and agreements required to be performed or complied with by the Buyer prior to the Closing.
     8.3. Buyer Closing Certificate. The Buyer shall deliver a certificate dated as of the Closing Date signed by an officer of the Buyer certifying as to the conditions set forth in Sections 8.1 and 8.2.
     8.4. Buyer Deliveries. The Buyer shall have delivered all documents and instruments required to be provided by the Buyer pursuant to Section 2.2(b)(iv) and 2.2(b)(v) of this Agreement.
     8.5. Escrow Agreement. The Buyer shall have entered into the Escrow Agreement.
ARTICLE IX
CONDITIONS TO THE OBLIGATIONS OF THE BUYER TO EFFECT THE
TRANSACTIONS
          The obligations of the Buyer to effect the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by the Buyer) on or prior to the Closing Date of the following conditions:
     9.1. Representations and Warranties. Each of the representations and warranties of the Company and the Seller contained in this Agreement that is (a) not qualified as to materiality, shall be true and correct in all material respects as of the Closing Date with the same effect as though made on and as of such date and (b) qualified as to materiality, shall be true and correct in all respects as of the Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to a particular date, in which case, in connection with making the foregoing determination, such representations and warranties shall relate solely to the particular date referenced therein.
     9.2. Performance. The Company and the Seller shall have performed or complied with, in all material respects, on or prior to the Closing, each of the covenants and agreements required to be performed or complied with by the Company and the Seller prior to the Closing.
     9.3. Company and Seller Closing Certificate. The Company and the Seller shall deliver a certificate dated as of the Closing Date signed by an officer of the Company and the Seller certifying as to the conditions set forth in Sections 9.1 and 9.2 of this Agreement.
     9.4. Company and Seller Deliveries. The Company and the Seller shall have delivered all documents and instruments required to be provided by the Company and the Seller pursuant to Section 2.2(a)(i) — 2.2(a)(vi) of this Agreement and the Parties acknowledge and agree that delivery of the Books and Records shall be satisfied by the Seller making the Books and Records available to the Buyer at the locations in any of Leased Real Property.

     9.5. Escrow Agreement. The Seller shall have entered into the Escrow Agreement.
     9.6. Required Consents Received. The Company and the Seller shall have obtained and delivered to the Buyer copies of all Required Consents, and no such Required Consents shall have been withdrawn, suspended or conditioned.
     9.7. Certificates: Documents. The Buyer shall have received copies of each of the following for the Company certified to its satisfaction by an officer of the Seller: (i) the Company’s charter, as amended, certified by the Secretary of State of California as of a recent date; (ii) a certificate of the Secretary of State of California as of a recent date as to the legal existence and good standing of the Company; (iii) the Company’s Bylaws, as amended; (iv) resolutions adopted by the boards of directors of each of Willis, the Seller and the Company authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; and (v) good standing certificates (or the equivalent thereof) as of a recent date of the qualification of the Company as a foreign corporation in Florida, Illinois and Texas.
     9.8. Opinion of General Counsel of the Seller The Buyer and its financing sources shall have received an opinion of the general counsel of Willis, dated as of the Closing Date, in substantially the form attached hereto as Exhibit G.
ARTICLE X
EXPENSES
          Each of the Parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including its own legal, accounting and audit fees, except as may otherwise be expressly provided in this Agreement; provided that (a) the Company (post-Closing) shall be responsible for the legal, accounting, financing, due diligence and other expenses incurred by the Buyer in connection with such transactions (which expenses shall not be included in the determination of Working Capital), and (b) the Seller shall be responsible for the Transaction Fees.
ARTICLE Xl
INDEMNIFICATION
     11.1. Indemnification of the Buyer.
          (a) Subject to the other provisions and limitations of this Article XI, after the Closing, the Seller agrees to indemnify and hold harmless the Buyer and its Affiliates (including the Company) and their respective officers, directors, employees, stockholders, agents, successors and assigns (each, a “Buyer Indemnified Party”), from and against any and all claims, liabilities, costs, losses, obligations, damages, deficiencies, and expenses (whether or not arising out of third-party Claims), including interest, penalties, reasonable attorneys’ fees and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (“Losses”) incurred by such Buyer Indemnified Party as a result of the following:

               (i) any misrepresentation or breach of any representation or warranty made by the Company or the Seller in Article IV of this Agreement;
               (ii) any breach of any covenant or agreement in this Agreement or the other Transaction Documents made by the Seller;
               (iii) except to the extent that such Taxes are reflected in the Closing Working Capital as finally determined pursuant to Section 1.3, (A) any Taxes of the Company with respect to a taxable period or portion thereof (allocated pursuant to Section 3.3) ending on or before the Closing Date, and (B) any unpaid Taxes of any Person (other than the Company) for which the Company is liable (1) under Treasury Regulation Section 1.1502-6 (or comparable provision of other Applicable Law), (2) as transferee or successor, or (3) by Contract, but with respect to (1) — (3), only to the extent the Taxes relate to transactions occurring on or prior to the Closing Date and (C) any Taxes of the Seller or its Affiliates (other than the Company) for any period; for avoidance of doubt, neither the Buyer nor the Company shall be liable for Taxes of the Company with respect to a taxable period or portion thereof ending on or before the Closing Date (allocated pursuant to Section 3.3);
               (iv) (A) any alleged errors and omissions of the Company or its employees, officers or agents related to the operation of the Company on or prior to the Closing, (B) any matters set forth in Section 4.15 or Section 4.16(a)(l) of the Company Disclosure Letter and (C) any Claim brought against the Company involving an employee, officer or director of the Company or any Willis Entity for conduct occurring on or prior to the Closing;
               (v) the failure of any portion of (i) the Indebtedness or the Transaction Fees to be paid at or prior to the Closing; or (ii) the amounts owed under the Retention Agreements to be paid at or following the Closing;
               (vi) any liability with respect to the Company Benefit Plans in effect with respect to the Business Employees on or prior to the Closing except as specifically set forth on Schedule 6.1(f); and
               (vii) any liability arising under or relating to any Contract to which any Willis Entity is a party that is guaranteed by the Company.
          (b) In addition to the foregoing, from and after the Closing, Willis agrees to indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses incurred by any Buyer Indemnified Party as a result of any breach of any covenant or agreement of any Willis Entity (other than the Seller) contained in Article VI.
     11.2. Indemnification of the Seller. Subject to the other provisions and limitations of this Article XI, after the Closing, Fortegra, the Buyer and the Company jointly and severally (solely with respect to Sections 11.2(a), 11.2(b)(i) and 11.2(e)), and the Company (with respect to Sections 11.2(b)(ii), 11.2(c) and 11.2(d)), agree to indemnify and hold harmless the Seller and its Affiliates, officers, directors, employees, stockholders, agents, successors and assigns (each, a “Seller Indemnified Party”) from and against any and all Losses incurred by such Seller Indemnified Party as a result of the following:

          (a) any misrepresentation or breach of any representation or warranty made by the Buyer in Article V of this Agreement;
          (b) any breach of any covenant or agreement in this Agreement and the other Transaction Documents (i) made by the Buyer or (ii) made by and to be performed by the Company after the Closing Date;
          (c) any Taxes of the Company with respect to a taxable period or portion thereof (allocated pursuant to Section 3.3) beginning after the Closing Date and any Taxes of the Buyer or its Affiliates (other than the Company) for any period; for avoidance of doubt, the Seller shall not be liable for Taxes of the Company with respect to a taxable period or portion thereof beginning after the Closing Date (allocated pursuant to Section 3.3);
          (d) any alleged errors and omissions of the Company and its employees, officers or agents related to the operation of the Company after the Closing; and
          (e) any liability arising under or relating to any Contract to which the Company is a party that is guaranteed by any Willis Entity or any of their respective Affiliates for (i) the payment of premiums; (ii) fulfillment of the Company’s general obligations as an agent under a Contract with an insurance carrier or (iii) arising under any Transferred Real Property Lease, in each case to the extent such liability arises after the Closing.
     11.3. Limitations on the Indemnity.
          (a) The Seller shall not be liable for any Losses under Section 11.1 (a)(i), until the aggregate amount for which the Seller would otherwise (but for this provision) be liable on account thereof exceeds in the aggregate the sum of $250,000 (such amount, the “Basket”) and in such event the Seller shall be liable for the amount of all Losses, including the amount of Losses that constitute the Basket, up to the maximum amount set forth below; provided, however, that a Buyer Indemnified Party shall have no right to indemnification for Losses under Section 11.1(a)(i), and no Losses shall be considered for purposes of determining whether a Buyer Indemnified Party is entitled to be indemnified for Losses under Section 11.1(a)(i), unless and until, with respect to any particular breach or series of related breaches, the Losses resulting from such breach or series of breaches exceed $5,000 (such amount, the “Mini-Basket”), whereupon, a Buyer Indemnified Party shall be indemnified for all amounts of Losses related to such breach(es); and; provided, further, that claims for misrepresentation or breach of any of the Specified Representations shall not be subject to the Basket or the Mini-Basket.
          (b) The aggregate liability of the Seller for Losses under Section 11.1 (a)(i) shall not exceed in the aggregate the sum of twenty percent (20%) of the Cash Consideration and the Earnout Payment (if any) (such amount, the “Cap”); provided, however, that claims for misrepresentation or breach of any of the Specified Representations shall not be subject to the Cap and shall not be included in the determination of whether the Cap has been reached.
          (c) The determination of the amount of Losses sustained or suffered arising out of or connected to any misrepresentation or breach of any of the representations and warranties contained in Article IV or Article V of this Agreement for purposes of Sections

11.1(a)(i) and 11.2(a) shall be made without giving effect to any “material,” “materiality,” or “Material Adverse Effect” qualification contained in such representation and warranty.
     11.4. Notification of Non Third Party Claims. Whenever any non-third party Claim shall arise for indemnification hereunder, the Indemnified Party shall notify the Indemnifying Party promptly after such Indemnified Party has actual knowledge of the facts constituting the basis for such Claim, provided that the failure of any Indemnified Party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party has suffered actual prejudice by such failure. The notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount of any Losses arising therefrom.
     11.5. Third Party Claims. If any Claim (including the commencement of any administrative proceeding, including an audit or administrative proceeding with respect to Taxes) is filed against any Indemnified Party by a third party giving rise to a request for indemnification hereunder, written notice thereof shall be given by the Indemnified Party to the Indemnifying Party as promptly as practicable (and in any event within fifteen (15) days after the Indemnified Party receives notice thereof). The failure of any Indemnified Party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party has suffered actual prejudice by such failure. After such notice, if the Indemnifying Party provides written notice to the Indemnified Party stating that the Indemnifying Party is responsible for the entire Claim within twenty (20) days after the Indemnifying Party’s receipt of written notice from the Indemnified Party of such Claim, the Indemnifying Party shall be entitled, at its own cost, risk and expense, (a) to take control of the defense and investigation of such Claim, (b) to employ and engage attorneys of its own choice, reasonably satisfactory to the Indemnified Party, to handle and defend the same unless the named parties to such action or proceeding include both the relevant Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised by counsel that joint counsel for the Indemnified Party and the relevant Indemnifying Party would result in a conflict under the applicable rules of professional conduct, in which event the Indemnified Party shall be entitled, at the Indemnifying Party’s cost, risk and expense to separate counsel of its own choosing, and (c) to compromise or settle such Claim; provided that the relevant Indemnifying Party shall not agree to any compromise or settlement that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability on the Indemnified Party without the prior written consent of Indemnified Party; provided, further, (d) the Buyer or the Company, at any time when injunctive relief is sought in the third party Claim or when the Claim involves clients or suppliers of the Company, may assume the defense and otherwise deal with such Claim in good faith, with counsel of its choice, and be fully indemnified therefor, (e) the Buyer or the Company, at any time when it believes that a Claim relates to or arises in connection with any criminal proceeding, indictment or investigation, may assume the defense and otherwise deal with such Claim in good faith with counsel of its choice, and be fully indemnified therefor, and (f) the Indemnified Party may take over the defense and prosecution of a Claim from the Indemnifying Party if the Indemnifying Party has failed or is failing to vigorously prosecute or defend such Claim. Except as otherwise provided herein, the Indemnified Party may, at its own cost and expense, participate in (but not control) the investigation, trial and defense of such Claim and any appeal arising therefrom. If the Indemnifying Party fails to accept responsibility for the entirety of such Claim within twenty

(20) days after receipt of the notice of Claim by the Indemnifying Party, the Indemnified Party against which such Claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake, at the Indemnifying Party’s cost, risk and expense, the defense of such Claim on behalf of and for the account and risk of the Indemnifying Party (but shall not have authority to settle such Claim without the prior written Consent of the Indemnifying Party, which Consent shall not be unreasonably withheld, conditioned or delayed). If the Indemnified Party assumes the defense of the Claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense. The parties will reasonably cooperate with each other in connection with the defense of any third-party Claim.
     11.6. Method and Characterization of Payment. All indemnification obligations hereunder shall be effected by payment of cash or delivery of a certified or official bank check in the amount of the indemnification liability. All payments made pursuant to indemnification obligations under this Article XI shall be deemed to be an adjustment to the Purchase Price, except to the extent required by Applicable Law. Notwithstanding anything, express or implied, to the contrary contained in this Agreement, any Losses due from the Seller under Section 11.1(a) shall first be sought from the Escrow Amount, except to the extent such Losses arise (i) under Sections 4.5(d) or 11.1(a)(ii)—(vii) and (ii) the amount of all Losses for which a Buyer Indemnified Party is entitled to recovery under Section 11.1(a) has already exceeded $500,000 in the aggregate.
     11.7. Survival of Representations; Warranties; Covenants and Agreements. The representations and warranties in Article IV and Article V of this Agreement shall survive the Closing and remain in full force and effect until 5:00 P.M., Eastern Time, on the eighteen (18) month anniversary of the Closing Date; provided , however, the representations and warranties set forth in Section 4.9 (Taxes), Section 4.13 (Employee Benefit Plans), Section 4.19 (Environmental Matters), Section 4.24 (Affiliate Transactions) and Section 5.9 (Reportable Transactions) shall survive until thirty (30) days after the applicable statute of limitations (including extensions) expires; and the representations and warranties set forth in Sections 4.1(a), 4.1(b) and 4.1(c) (Organization; Copies of Organizational Documents), Section 4.2 (Authorization and Validity), Section 4.3 (Title to Equity; Capitalization), Section 4.22 (Brokers), Section 5.1 (Organization), Section 5.2, (Authorization and Validity) and Section 5.7 (Brokers) will survive the Closing indefinitely. The covenants and agreements of the Company, the Seller, the Willis Entities and the Buyer set forth in this Agreement shall survive until fully discharged. There shall be no Claim, cause of action, suit or proceeding for any breach of non-surviving representations, warranties, covenants or agreements. Notwithstanding anything to the contrary contained herein, any Claim of which the Seller has been notified with reasonable specificity by a Buyer Indemnified Party, and any Claim of which the Buyer has been notified with reasonable specificity by a Seller Indemnified Party, within the applicable survival period described herein, shall survive until the final, nonappealable resolution of such Claim. The representations and warranties contained in Sections 4.1(a), 4.1(b) and 4.1(c) (Organization; Copies of Organizational Documents); Section 4.2 (Authorization and Validity); Section 4.3 (Title to Equity; Capitalization); Section 4.5(d) (re: fiduciary accounts); Section 4.9 (Taxes); Section 4.13 (Employee Benefit Plans); Section 4.19 (Environmental Matters); Section 4.22 (Brokers); and Section 4.24 (Affiliate Transactions) are sometimes collectively referred to herein the “Specified Representations”.

     11.8. Mitigation; Limitations.
          (a) To the extent required by Applicable Law, the Buyer shall take and shall cause its Controlled Affiliates to take commercially reasonable steps to mitigate Losses.
          (b) To the extent required by Applicable Law, the Seller shall take and shall cause its Controlled Affiliates to take commercially reasonable steps to mitigate Losses.
          (c) Notwithstanding anything to the contrary contained in this Agreement (i) in no event shall “Losses” be calculated based upon any multiple of lost earnings or other similar methodology used to value the Company or based on the financial performance or results of operations of the Company or for diminutions in value relating to the breach of this Agreement, and (ii) no Party shall be entitled to recover special, indirect, speculative, remote or punitive damages from the other Party; provided, however, that (A) the limitations in clause (i) above shall only pertain to Losses arising from a breach of any representation or warranty contained in Article IV or Article V (as the case may be) resulting solely from a single item that has no recurring effect or impact; and (B) the limitations in clause (ii) above shall not pertain to any such amounts arising out of a third-party Claim.
          (d) Losses Net of Insurance, Etc. The amount of any Losses for which indemnification is provided under this Article XI shall be net of (i) any accruals or reserves reflected in the Closing Working Capital as finally determined pursuant to Section 1.3 to the extent such accruals or reserves actually and directly relate to the underlying Claim, and (ii) any insurance proceeds actually received (net of collection costs, increases in premiums and retropremiums) as an offset against such Losses (each source described named in clause (ii), a “Collateral Source”), and (iii) an amount equal to the value of the Tax benefit attributable to such Losses, to be paid when actually realized by the Company or its Affiliates (including by virtue of a loss, deduction or credit carryforward), the loss, deduction or credit related to any such Loss being considered the last item to reduce income, gain or receipts. If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Article XI is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article XI, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article XI had such determination been made at the time of such payment.
          (e) Exclusive Remedy. The rights set forth in Section 1.3 (Net Working Capital Adjustment); Section 1.4 (Earnout Payments); Section 6.2(c) (Injunctive Relief); this Article XI (Indemnification), Section 13.6 (Dispute Resolution) and Section 13.11 (Specific Performance) shall be the sole and exclusive remedies available to any Party hereto with respect to any and all Claims relating to this Agreement, the events giving rise to this Agreement and the transactions provided for herein or in any other Transaction Document or contemplated hereby or thereby, other than Claims based on fraud or intentional or knowing misrepresentation. Subject to the foregoing, the Parties hereby waive, to the fullest extent permitted by Applicable Law, any and all other rights, Claims and causes of action (including rights of contribution, if any, and Claims for rescission) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the Company, the Seller, the Buyer or any of their respective Affiliates or Representatives, any member of the board of directors or board of managers of any of the Company, the Seller, the Buyer, or any of their respective Affiliates or Representatives, as the case may be, arising under or based upon any Applicable Law (including any such Applicable Law relating to or arising under or based upon any securities law, common law or otherwise) for any misrepresentation or breach of the representations, warranties or covenants and related matters contained in this Agreement.
ARTICLE XII
NOTICES
          All notices, requests, Consents and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally; (b) on the date of transmission if sent via facsimile transmission to the facsimile number given below, and electronic confirmation of receipt is obtained promptly after completion of transmission; (c) on the date after delivery to a reputable nationally recognized overnight courier service; or (d) three (3) days after being mailed by registered or certified mail (return receipt requested) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
     12.1. Seller Notice. If to the Seller, to:
Willis HRH, Inc.
One World Financial Center
200 Liberty Street, 7th Floor
New York, NY 10281
Attention: President
Facsimile No.: (212) 519-5407
with a copy to:
Willis North America Inc.
26 Century Boulevard
Nashville, Tennessee 37214
Attention: General Counsel
Facsimile No.: (615) 872-3094
with a copy (which shall not constitute notice) to:
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
Attention: Solomon Hunter, Jr.
                  James B. Jumper
Facsimile No.: (215) 981-4750

     12.2. Willis Notice. If to Willis
Willis North America Inc.
26 Century Boulevard
Nashville, Tennessee 37214
Attention: General Counsel
Facsimile No.: (615) 872-3094
or to such other address(es) as may be furnished to the Buyer by the Company or the Seller in the manner set forth in this Article XII (provided that no such notice shall be effective until it is received by the other Parties hereto).
     12.3. Buyer Notice. If to Fortegra, the Company or to the Buyer, to:
Fortegra Financial Corporation
100 West Bay Street
Jacksonville, FL 32202
Attention: John G. Short
Facsimile No.: (904) 354-4525
with a copy to (which shall not constitute notice):
Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
Attention: Brian P. Lenihan, P.C.
Facsimile No.: (617) 248-4000
or at such other address as may have been furnished to the Company and the Seller by the Buyer in the manner set forth in this Article XII (provided that no such notice shall be effective until it is received by the other parties hereto).
ARTICLE XIII
MISCELLANEOUS
     13.1. Entire Agreement; Amendment.
          (a) This Agreement, including the Company Disclosure Letter, the Buyer Disclosure Letter, the Exhibits and Schedules hereto and the other Transaction Documents, contain and constitute the entire agreement and understanding between the Parties hereto and cancel and supersede all prior and contemporaneous agreements and understandings relating to the subject matter hereof, whether written or oral, which shall remain in effect.
          (b) Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except in writing signed by the Parties hereto.
     13.2. Severability. Should any one or more of the provisions of this Agreement (or the application of any such provision to any Person or circumstance) or any agreement entered into pursuant hereto be determined to be illegal or unenforceable by a court of competent jurisdiction, all other provisions of this Agreement and such other agreements shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby. If any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent permitted by Applicable Law.
     13.3. Waiver. Any failure on the part of any Party to comply with any of its obligations, agreements or conditions hereunder may be waived by any other Party to whom such compliance is owed. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.
     13.4. Assignment. This Agreement shall not be assignable by any of the Parties hereto, by operation of law or otherwise, without the prior written Consent of all other Parties, except that (a) the indemnification and other rights hereunder of the Buyer or the Company may be assigned to any bank or other financial institution which is or becomes a lender to the Buyer or the Company or any of their respective successors and assigns and (b) this Agreement may be assigned by the Buyer to any of its Affiliates or to any Person acquiring a material portion of the assets, business or securities of the Company or the Buyer, whether by merger, consolidation, sale of assets or securities or otherwise, subject to the prior written Consent of the Seller and Willis (which Consent shall not be unreasonably withheld, delayed or conditioned) to assign (in whole or in part) the following provisions of Article VI: Section 6.1(d) and Section 6.1(e).
     13.5. Binding Effect. All of the terms of this Agreement, whether so expressed or not, shall be binding upon the respective permitted successors and assigns of the Parties hereto and shall inure to the benefit of and be enforceable by the respective permitted successors and assigns of the Parties hereto. This Agreement shall survive the Closing in accordance with its terms and not be merged therein.
     13.6. Governing Law; Consent to Jurisdiction; Dispute Resolution.
          (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
          (b) Except as otherwise stated herein, each of the Parties hereto agrees that all Disputes arising out of this Agreement shall be resolved by arbitration pursuant to Section 13.6(c) except that any request for injunctive relief (including interim relief) shall be resolved and all post-award proceedings shall be brought in the courts of the State of Delaware or the United States District Court for the District of Delaware. Each of the Parties (i) consents to submit itself to the personal jurisdiction of the state and federal courts located in the State of Delaware in connection with any dispute that arises out of this Agreement, the other Transaction Documents or any of the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that personal service in any such action may be made by giving notice as provided herein and (iv) agrees that it will not bring any action relating to this Agreement, any other Transaction

Document or any of the Transactions in any courts other than such courts unless venue or jurisdiction would not be proper under the federal, state or local rules applicable to such courts. The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective parties to this Agreement.
          (c) Arbitration.
               (i) Except as otherwise expressly provided in this Agreement, the parties agree that the arbitration procedure set forth below shall be the sole and exclusive method for resolving and remedying any and all disputes, controversies or claims that arise out of or in connection with, or relate in any manner to, the rights and liabilities of the parties hereunder or any provision of this Agreement or the interpretation, enforceability, performance, breach, termination or validity hereof (the “Disputes”); provided, that nothing in this Section l3.6(c) shall prohibit a party hereto from instituting litigation to enforce any Final Determination (as hereinafter defined). The parties hereby acknowledge and agree that, except as otherwise provided in this Section 13.6(c) or in the Rules for Non-Administered Arbitration of Business Disputes (the “Rules”) promulgated by the Center for Public Resources Institute for Dispute Resolutions (the “Institute”) as in effect from time to time, the arbitration procedures and any Final Determination hereunder shall be governed by, and shall be enforced pursuant to, the Federal Arbitration Act, 9 U.S.C. §1 et seq.
               (ii) In the event that any party asserts that there exists a Dispute, such party shall deliver a written notice to each other party involved therein specifying the nature of the asserted Dispute and requesting a meeting to attempt to resolve the same. If no such resolution is reached within ten (10) Business Days after the delivery of such notice, the party delivering such notice of Dispute (the “Disputing Person”) may thereafter commence arbitration hereunder by delivering to each other party involved therein a notice of arbitration (a “Notice of Arbitration”). Such Notice of Arbitration shall specify the nature of any Dispute and any other matters required by the Rules as in effect from time to time to be included therein. The arbitrator shall permit and facilitate such discovery as the parties shall reasonably request. The Buyer and Seller shall mutually agree upon one (1) arbitrator, which arbitrator shall have relevant industry experience, to resolve any Dispute pursuant to the procedures set forth in this Section l3.6(c) and the Rules. If the Purchaser and Seller cannot mutually agree to an arbitrator within fifteen (15) days from receipt of the notice of arbitration, the arbitrator shall be appointed by the Institute within fifteen (15) days of being notified in writing of the Institute’s need to make such appointment or as soon thereafter as may be practicable.
               (iii) The fees and expenses of the Institute and the arbitrator selected pursuant to the foregoing subsection shall be shared equally by the Company and Seller and advanced by them from time to time as required; provided, that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the fees and expenses of attorneys, accountants and other experts) to the prevailing party.

               (iv) The arbitration shall be conducted in New York, New York under the Rules as in effect from time to time. The arbitrator shall conduct the arbitration so that a final result, determination, finding, judgment and/or award (the “Final Determination”) is made or rendered as soon as practicable, but in no event later than ninety (90) days after the delivery of the Notice of Arbitration nor later than ten (10) days following completion of the arbitration. Notwithstanding any state law to the contrary, the Final Determination shall be final and binding on all parties.
               (v) Notwithstanding anything to the contrary, nothing in this Section 13.6(c) shall be construed to impair the right of any party to seek injunctive or other equitable relief or to seek judicial relief for any breach or violation of any covenant contained in Section 6.l or 6.2.
     13.7. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
     13.8. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received counterparts thereof signed and delivered (by telecopy or other electronic means) by the other Party hereto.
     13.9. Interpretation.
          (a) All references to immediately available funds or dollar amounts contained in this Agreement shall mean U.S. dollars.
          (b) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          (c) Words imparting either gender shall include the other gender.
          (d) Words imparting the singular only shall include the plural and visa versa.
          (e) The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.”
          (f) The words “hereof,” “hereto,” “herein” and “herewith” and words of similar import shall, unless otherwise states, be construed to refer to this Agreement as a whole and not to any particular provisions of this Agreement.
          (g) References to any Person includes the successors and permitted assigns of such Person;

          (h) Each Party and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its drafting.
          (i) The rule of construction providing that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement.
          (j) The terms and provisions of this Agreement shall be constructed fairly as to all Parties hereto and not in favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement.
          (k) Any information disclosed in any one section of the Company Disclosure Letter shall be deemed disclosed in each other section of the Company Disclosure Letter where it is readily apparent to which representations and warranties such information is related. The information disclosed in the Company Disclosure Letter is disclosed in furtherance of, and should not be used for any purpose except in furtherance of, the Transactions and each Party’s enforcement of their respective rights granted under this Agreement. The Company Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement and is not intended ‘to constitute, and shall not be construed as constituting, representations or warranties of the Company except as and to the extent provided in this Agreement. Matters reflected in the Company Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter and the Company may, at its option, include additional information for any reason, including in order to avoid any misunderstanding, and such inclusion shall not (i) be deemed to be an admission or acknowledgement that such information is, or could reasonably be deemed to be, material or outside of the ordinary course of business or (ii) further define the meaning of any term, or modify any representation or warranty or disclosure for purposes of this Agreement or the Company Disclosure Letter. Such additional information does not necessarily include all matters or information of a similar nature.
          (l) Any information disclosed in any one section of the Buyer Disclosure Letter shall be deemed disclosed in each other section of the Buyer Disclosure Letter where it is readily apparent to which representations and warranties such information is related. The information disclosed in the Buyer Disclosure Letter is disclosed in furtherance of, and should not be used for any purpose except in furtherance of, the Transactions and each Party’s enforcement of their respective rights granted under this Agreement. The Buyer Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement and is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Buyer except as and to the extent provided in this Agreement. Matters reflected in the Buyer Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Buyer Disclosure Letter and the Buyer may, at its option, include additional information for any reason, including in order to avoid any misunderstanding, and such inclusion shall not (i) be deemed to be an admission or acknowledgement that such information is, or could reasonably be deemed to be, material or outside of the ordinary course of business or (ii) further define the meaning of any term, or modify any representation or warranty or disclosure for purposes of this Agreement or the Buyer Disclosure Letter. Such additional information does not necessarily include all matters or information of a similar nature.

     13.10. No Third-Party Beneficiaries. Except as set forth in Article XI, this Agreement is for the sole benefit of the Parties hereto and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties hereto and such successors and assigns, any legal or equitable rights hereunder. This Agreement contains representations and warranties that the Parties hereto have made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in the confidential Company Disclosure Letter and the Buyer Disclosure Letter that the Parties hereto have exchanged in connection with this Agreement.
     13.11. Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof.
     13.12. Definitions.
          (a) Certain Definitions. For all purposes of this Agreement, except as expressly provided or unless the content otherwise requires, when used in this Agreement, the following capitalized terms shall have the following definitions:
          “Affiliate” shall mean, with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with such specified Person.
          “Applicable Law” shall mean, with respect to the Company, its respective properties and assets, the Seller, or the Buyer, as the case may be, all statutes, laws, ordinances, rules, orders, judgments, decrees, policies, guidelines and regulations of any Governmental Entity which are applicable to such Person or assets.
          “Benefit Plans” shall mean any employee pension benefit plans (as defined in Section 3(2) of ERISA), welfare benefit plans (including post retirement medical and life insurance) (as defined in Section 3(1) of ERISA), bonus, stock purchase, stock ownership, stock option (or other equity-based), deferred compensation, incentive, severance, change in control, termination or other compensation plan, policy, agreement or arrangement, and other material employee fringe benefit plans, policies or arrangements whether or not subject to ERISA or oral presently or within the previous six (6) years sponsored, maintained, contributed to, or required to be contributed to, by the Company or ERISA Affiliates.
          “Business Books and Records” shall mean all books, records, files and correspondence (whether in original or photostatic form) of or relating to the Company.
          “Business Day” shall mean any day other than a Saturday or Sunday or a day on which banking institutions located in New York, New York are authorized or obligated by Applicable Law to close.

          “Business Employees” shall mean the employees of the Company.
          “Claim” shall mean any written demand, claim, suit, action, arbitration, hearing, inquiry, proceeding, complaint, charge, investigation, cause of action or potential cause of action, investigation, or notice by any Person alleging actual or potential liability.
          “Closing” shall mean the time of the consummation of the purchase and sale of the Shares, pursuant to the terms and subject to the conditions set forth herein.
          “Code” shall mean the Internal Revenue Code of 1986, as amended.
          “Confidentiality Agreement” shall mean that Confidentiality Agreement dated November 24, 2008 between the Fortegra Financial Corporation and Willis.
          “Consent” shall mean any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report or notice of, with or to any Person.
          “Contract” shall mean any written or unwritten contract, agreement, commitment, note, bond, pledge, lease, mortgage, guaranty, indenture, option, instrument, obligation, license, arrangement or any other written or unwritten contractual commitment.
          “Control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.
          “Environmental Laws” shall mean those Applicable Laws with respect to protection of the environment, pollution, hazardous substances (as such term is defined in Section 4.19) and related matters. For purposes of clarification, “Environmental Laws” shall specifically exclude the Occupational Safety and Health Act of 1970, 29 U.S.C. §§651 et seq. and any Applicable Laws generally addressing workplace safety and human health.
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
          “ERISA Affiliate” shall mean (i) any corporation included with the Company in a controlled group of corporations within the meaning of Section 414(b) of the Code; (ii) any trade or business (whether or not incorporated) which is under common control with the Company within the meaning of Section 414(c) of the Code; (iii) any member of an affiliated service group of which the Company is a member within the meaning of Section 414(m) of the Code; or (iv) any other Person treated as an affiliate of the Company under Section 414(o) of the Code.
          “Escrow Amount” shall mean an amount equal to the aggregate sum of $2,500,000, which will be deposited at the Closing with the Escrow Agent pursuant to the Escrow Agreement.

          “FIRPTA” shall mean the Foreign Investment in Real Property Tax Act.
          “GAAP” shall mean United States generally accepted accounting principles as applied and maintained throughout the applicable periods by the Company.
          “Governmental Entity” shall mean any government and political subdivisions thereof, court, arbitral tribunal, administrative agency, tribunal or commission or any other governmental or regulatory body, instrumentality or authority, including the United States Internal Revenue Service and other taxing authorities, whether domestic (federal, state or local) or foreign.
          “Indebtedness” shall mean all principal, interest, fees, expenses and other amounts in respect of borrowed money, notes, bonds, debentures and other debt securities, guarantees, interest rate, currency or other hedging arrangements, capital leases, letters of credit and/or installment purchases incurred by the Company prior to the Closing, or required to be paid in order to discharge fully all such amounts as of the Closing.
          “Indemnified Parties” shall mean the Buyer Indemnified Parties and the Seller Indemnified Parties, as the case may be.
          “Indemnifying Parties” shall mean, as used in Article XI, the Buyer and/or the Company on the one hand, and the Seller, on the other hand, as the case may be.
          “Intercompany Note” means that certain Promissory Note dated April 10, 2009 entered into by the Seller in favor of the Company in the principal amount of $369,647, which Promissory Note is in the form attached hereto as Exhibit H.
          “Key Employee” shall mean the Business Employees set forth on Schedule l3.l2(a).
          “Knowledge of the Company” and phrases of similar import shall mean the knowledge of Robert Abramson, Corrine Jones, Tony Morgan, Donald Deising, Debra Bowers, Leonard Walsh, Kathy Herbers or Robert Wilson, in each case after due inquiry.
          “Leased Real Property” shall mean the real property subject to a Transferred Real Property Lease.
          “Lien” shall mean any lien, security interest, mortgage, charge or similar encumbrance.
          “Material Adverse Effect” shall mean, as to any entity, any change, development or event that individually, or together with any other change, development or event, has or would reasonably be expected to have a material adverse effect on the results of operations, business, properties or condition (financial or otherwise) on the entity taken as a whole; provided, however, that changes or developments relating to (i) changes in Applicable Law or interpretations thereof generally affecting the Company’s industry or changes in GAAP; or (ii) changes affecting industries or markets in which the Company operates (other than any change having a disproportionate effect on the Company compared to the effect on such industries or markets generally); (iii) the announcement or pendency of the transactions contemplated by this Agreement or other communication by the Company or any of its Affiliates of its plans or intentions with respect to its business, including losses or threatened losses of employees, customers, clients, vendors or others having relationships with the Company or (iv) the consummation of the transactions contemplated by this Agreement or any actions by the Parties taken pursuant to this Agreement or in connection with the transactions contemplated hereby, in each case, shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred.
          “Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.
          “Organizational Documents” shall mean any certificate of incorporation, articles of incorporation, certificate of formation, bylaws, operating agreement or any other similar document of a Person, as amended to date.
          “Permitted Liens” shall mean (A) liens for ad valorem Taxes not yet due and payable, (B) liens for Taxes being contested in good faith by appropriate proceedings and described in Schedule 13.12(b), (C) liens imposed by operation of law (including statutory, mechanic’s, laborer’s, materialmen’s, carrier’s, workmen’s, repairmen’s, landlord’s, liens under maritime law or other similar liens arising from or incurred in the ordinary course of business), (D) statutory or contractual landlord’s liens under leases pursuant to which the Company is a lessee and not in default, as described in Schedule 13. l2(b), (E) with regard to the Leased Real Property, (i) any and all matters of record in the jurisdiction where the applicable Leased Real Property is located, including restrictions, reservations, covenants, conditions, oil and gas leases, mineral severances and liens, which matters of record are described in Schedule 13.12(b), and (ii) any easements, rights-of-way, building or use restrictions, prescriptive rights, encroachments, protrusions, and Party walls as described in Schedule 13.12(b) and (F) such other imperfections of title as do not, individually or in the aggregate, materially detract from the value or otherwise interfere with the present use of any of the Company’s properties or otherwise impair the operation of its business.
          “Permit” shall mean all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises, rights, orders, qualifications and similar rights and approvals granted or issued by any Person.
          “Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including any Governmental Entity.
          “Representatives” shall mean, as to any Person, such Person’s accountants, counsel, consultants (including actuarial and industry consultants), officers, directors, employees, agents and other advisors and representatives.
          “Subsidiary” shall mean an entity as to which any Person owns directly or indirectly 50% or more of such entity’s voting power or similar interest.

          “Taxes” shall mean all federal, state, local and foreign net income, gross income, value added, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, including without limitation the California and Texas surplus line broker taxes, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto.
          “Tax Return” shall mean any report, return, or other statement relating to or required to be supplied to a taxing authority in connection with Taxes.
          “Transaction Documents” shall mean this Agreement (together with all schedules and exhibits), the Transition Services Agreement, the FIRPTA Certificate, the Company Disclosure Letter, the Escrow Agreement and the Buyer Disclosure Letter.
          “Transaction Fees” shall mean all amounts due to lawyers, accountants and other professional service providers and all other expenses incurred by or on behalf of the Company and the Seller in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby, including without limitation the amounts which the Company and/or the Sellers may be obligated to pay to StoneRidge Advisors, LLC or any other broker, finder or investment banker in connection with, and conditioned upon, the consummation of the transactions contemplated herein.
          “Transactions” shall mean the consummation of the purchase and sale of the Shares, pursuant to the terms and subject to the conditions set forth herein.
          “Transfer Taxes” shall mean all transfer, documentary, sales, use, registration, recordation, stamp, value-added, and other similar Taxes and fees (including penalties and interest).
          “U.S.” shall mean the United States of America.
          (b) Other Definitions. The following defined terms shall have the meanings set forth in the referenced section:

Term	Section
2008 Statements	Section 1.4(b)
Agreement	Preamble
AIG	6.3(c)(ii)
Approved Wholesaler Requirements	Section 4.26
Balance Sheet	Section 4.5(a)
Balance Sheet Date	Section 4.5(a)
Bankruptcy and Equity Exceptions	Section 4.2(b)
Basket	Section 11.3(a)
Buyer	Preamble
Buyer Calculation	Section 1.3(d)
Buyer Disclosure Letter	Article V
Buyer Dispute Notice	Section 1.3(e)

Term	Section
Buyer Indemnified Party	Section 11.1
Cap	Section 11.3(b)
Cash Consideration	Section 1.2(a)
Closing Date	Section 2.1
Closing Working Capital	Section 1.3(a)
Collateral Source	Section 11.8(d)
Company	Preamble
Company Benefit Plan(s)	Section 4.13(a)
Company Disclosure Letter	Article IV
Company Intellectual Property	Section 4.14(b)
Company Proprietary Information	Section 6.2(a)
Conforming Amended Returns	Section 3.5
Disputed Earnout Payment Notice	Section 1.4(d)
Disputes	Section 13.6(c)
Disputing Person	Section 13.6(c)
Due Diligence Materials	Section 5.5(a)
E&O Claim	Section 6.3(b)(i)
Earnout Due Date	Section 1.4(g)
Earnout Payment	Section 1.4
Earnout Payment Notice	Section 1.4(c)
Earnout Settlement Arbitrator	Section 1.4(e)
Employee Restricted Period	Section 6.2(b)(vii)
Escrow Agent	Section 7.4
Escrow Agreement	Section 7.4
Estimated Working Capital	Section 1.3(c)
Existing Clients	Section 6.1 (e)(i)
Final Determination	Section 13.6(c)
Financial Statements	Section 4.5(b)
Form of Working Capital Statement	Section 1.3(a)
Fortegra	Preamble
Guarantees	Section 6.3(d)
Institute	Section 13.6(c)
Intellectual Property	Section 4.14(a)
IP Licenses	Section 4.14(b)
JLS Outstanding Receivable	Section 6.3(c)(ii)
Losses	Section 11.1
Material Brokers	Section 4.23(a)
Material Carriers	Section 4.23(a)
Material Contract(s)	Section 4.11(b)
Measurement Period	Section 1.4(a)(i)
Mini-Basket	Section 11.3(a)
Monthly Report	Section 6.1(e)(iii)
Net Revenue	Section 1.4(b)
Notice of Arbitration	Section 13.6(c)
Option	Section 6.1(d)(iv)

Term	Section
Party	Preamble
Parties	Preamble
Pre-Closing Period	Section 3.7
Producer	Section 4.16(b)
Purchase Price	Section 1.2
Required Consents	Section 2.2(a)(vi)
Restricted Employee	Section 6.2(b)(vii)
Restricted Period	Section 6.2(b)(vii)
Restricted Territory	Section 6.2(b)(vii)
Retention Agreements	Section 6.1(c)
Rules	Section 13.6(c)
Seller	Preamble
Seller Calculation	Section 1.3(e)
Seller Indemnified Party	Section 11.2
Settlement Arbitrator	Section 1.3(f)
Shares	Recitals
Specialty Lines	Section 6.2(b)(vii)
Specified Representations	Section 11.7
Substantially Similar Wholesale Operation	Section 6.2(b)(vii)
Transacted	Section 4.16(b)
Transferred Real Property Leases	Section 4.18(b)
Transition Services Agreement	Section 2.2(a)(iv)
Uncollected Accounts	Section 6.3(c)(i)
Willis	Preamble
Willis Entities	Preamble
Wiring Instructions	Section 1.2
Working Capital	Section 1.3(a)
Working Capital Adjustment Amount	Section 1.3(g)
[Remainder of Page Intentionally Left Blank; Next Page is Signature Page]

          IN WITNESS WHEREOF, the undersigned have executed this Stock Purchase Agreement as of the day and date first above written.

LOTS INTERMEDIATE CO.
By:	/s/ Richard S. Kahlbaugh
	Name:	Richard S. Kahlbaugh
	Title:	President & CEO

BLISS AND GLENNON, INC.
By:	/s/ Robert P. Abramson
	Name:	Robert P. Abramson
	Title:	President

WILLIS HRH, INC.
By:	/s/ V. P. Krauze
	Name:	V. P. Krauze
Title: Chief Operating Officer

SOLELY FOR PURPOSES OF SECTIONS 6.1, 6.2, 11.1(b), 11.8(e), Article XII and Article XIII.

WILLIS NORTH AMERICA INC.
By:	/s/ V. P. Krauze
	Name:	V. P. Krauze
Title: Chief Operating Officer

SOLELY FOR PURPOSES OF SECTIONS 11.2, 11.8(e), Article XII and Article XIII.

FORTEGRA FINANCIAL CORPORATION.
By:	/s/ Richard S. Kahlbaugh
	Name:	Richard S. Kahlbaugh
	Title:	President & CEO

[Signature Page to Stock Purchase Agreement]

[Exhibits and Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The exhibits and schedules will be provided to the SEC upon request.]
EXHIBITS

Exhibit A	Form of Working Capital Statement
Exhibit B	2008 Statements
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of FIRPTA Certificate
Exhibit E	Current Approved Wholesaler Requirements
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Opinion of General Counsel of the Company
Exhibit H	Form of Intercompany Note

LIST OF SCHEDULES TO BE PROVIDED BY THE COMPANY AND THE SELLER

Schedule 6.1(c)	Retention Agreements

Schedule 6.1(f)	Employee Benefit Plans

Schedule 6.2(b)(vii)	Restricted Employees

Schedule 6.3(d)	Guarantees

Schedule 13.12(a)	Key Employees

Schedule 13.12(b)	Permitted Liens

LIST OF SCHEDULES TO BE PROVIDED BY THE BUYER

Schedule 2.2(a)(vi)	Required Consents